FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Dated August 4, 2004

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 4, 2004

Commission File Number 001-15244

CREDIT SUISSE GROUP
(Translation of registrant's name into English)

Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

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Media Relations CREDIT SUISSE GROUP P.O. Box 1 CH-8070 Zurich www.credit-suisse.com Telephone +41 1 333 88 44 Telefax +41 1 333 88 77 media.relations@credit-suisse.com

Credit Suisse Group Reports Net Income of CHF 3.3 Billion for
the First Half of 2004

Credit Suisse Financial Services: Achieves Net Income of CHF 2.2 Billion for the
First Half and CHF 1.1 Billion for the Second Quarter of 2004

Credit Suisse First Boston: Delivers Net Income of CHF 1.2 Billion for the
First Half and CHF 430 Million for the Second Quarter of 2004

Financial Highlights

in CHF million	2Q2004	1Q2004	2Q2003	Change in %	Change in %
				from 1Q2004	from 2Q2003

Net revenues	13,510	16,563	12,136	(18)	11

Total operating expenses	6,260	6,314	7,584	(1)	(17)

Net income	1,457	1,861	(556)	(22)	—

Return on equity	16.6%	21.3%	(6.5% )	—	—

Basic earnings per share (in CHF)	1.26	1.56	(0.48)	—	—

BIS tier 1 ratio	11.6%	11.5%	n/ a	—	—

n/ a: not applicable

Zurich, August 4, 2004 – Credit Suisse Group today reported net income of CHF 3,318 million for the first half of 2004, compared to the loss reported under US GAAP in the first half of 2003. The Group’s net income for the second quarter of 2004 amounted to CHF 1,457 million, compared to CHF 1,861 million in the strong first quarter of 2004. Credit Suisse Financial Services contributed CHF 1,070 million to the Group’s second quarter 2004 result, driven primarily by strong revenue generation. Private Banking achieved solid net revenues and attracted CHF 7.9 billion in net new assets. Corporate & Retail Banking delivered a strong quarterly performance, based on good underlying results and benefiting from gains on interest rate derivatives. Both insurance segments recorded a good operating performance as well as solid investment income. Credit Suisse First Boston contributed CHF 430 million to the Group’s second quarter 2004 result and achieved a return on average allocated capital of 14.5%. Credit Suisse Group’s return on equity was 16.6% in the second quarter of 2004.

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Oswald J. Grübel, CEO of Credit Suisse Group, stated, “We are pleased with our results in the first half of 2004, with healthy revenue growth at Private Banking and Corporate & Retail Banking accompanied by a continued good operating performance and solid investment income at Winterthur. Following a strong first quarter, Credit Suisse First Boston achieved satisfactory second quarter results given the challenging environment.”

He continued, “Our second quarter results not only underscore the Group’s fundamental strengths but also pinpoint the areas we must build on. We have defined a series of key growth measures: in Private Banking, we will continue to concentrate on growth markets worldwide, as well as targeting profitable growth in key European markets. In Corporate & Retail Banking in Switzerland, the emphasis will be on increasing market share in the lending business and in retail investment products, as well as on expanding business with investment-grade corporates. At Credit Suisse First Boston, our main goal is to drive revenue growth by building on our successful businesses such as high-yield and private equity and by increasing the scale of existing businesses such as large cap banking and prime brokerage, as well as entering new areas with promising growth potential. In insurance, we remain firmly committed to enhancing business momentum and to positioning Winterthur as one of the leading retail insurers in key European and other selected markets, while exploring options to capture value for stakeholders.”

He concluded, “We have a strong team of dedicated professionals in place to drive profitable growth. Together, we will implement our strategy of providing the Group’s full expertise to our clients and delivering operational excellence, while remaining committed to fostering a diverse, team-oriented culture and increasing accountability. With the more powerful, integrated Group structure announced at the end of June, I firmly believe that our company is ideally positioned to leverage its strong franchises and underpin its competitive position as a leader in our industry.”

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Net New Assets

Net New Assets and Assets under Management (AuM) for 2Q2004

in CHF billion	Net New Assets	Total AuM	Change in AuM
			% from 31.03.04

Private Banking	7.9	537.2	(0.6)
Corporate & Retail Banking	(0.3)	53.3	(2.0)
Life & Pensions	0.1	117.4	(1.0)
Non-Life	n/ a	25.3	(1.9)

Credit Suisse Financial Services	7.7	733.2	(0.8)

Institutional Securities	(0.6)	16.3	(7.4)
Wealth & Asset Management	2.0	477.8	(1.3)

Credit Suisse First Boston	1.4	494.1	(1.6)

Credit Suisse Group	9.1	1,227.3	(1.1)

Credit Suisse Group reported CHF 9.1 billion in net new assets in the second quarter of 2004. Private Banking contributed net new assets of CHF 7.9 billion, corresponding to an annualized growth rate of 5.8% and thus exceeding its mid-term target for the second quarter in succession. A net new asset inflow of CHF 2.0 billion was reported at Wealth & Asset Management. The Group’s total assets under management amounted to CHF 1,227.3 billion as of June 30, 2004, a marginal decrease of 1.1% from March 31, 2004, due to market valuations and foreign exchange impacts.

Credit Suisse Financial Services

CSFS Business Unit Results

in CHF million	2Q2004	1Q2004	2Q2003	Change in %	Change in %
				from 1Q2004	from 2Q2003

Net revenues	9,039	11,880	8,370	(24)	8

Total operating expenses	2,906	2,751	4,189	6	(31)

Net income	1,070	1,112	(646)	(4)	—

Credit Suisse Financial Services reported net income of CHF 2,182 million for the first half of 2004, compared to a loss for the first half of 2003. In the second quarter of 2004, the business unit recorded net income of CHF 1,070 million, compared to net income of CHF 1,112 million in the first quarter of 2004.

CSFS Net Income by Segment

in CHF million	2Q2004	1Q2004	2Q2003	Change in %	Change in %
				from 1Q2004	from 2Q2003

Private Banking	665	681	401	(2)	66

Corporate & Retail Banking	256	189	163	35	57

Life & Pensions	67	139	(1,301)	(52)	—

Non-Life	82	103	91	(20)	(10)

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Private Banking reported net income of CHF 665 million in the second quarter, practically unchanged compared to the strong first quarter of 2004. Net revenues decreased 4% compared to the first quarter of 2004, driven mainly by lower brokerage income, offset by the positive change in the fair value of interest rate derivatives. Total operating expenses were virtually unchanged compared to the first quarter of 2004. The cost/income ratio stood at 57.9%, up 2.6 percentage points compared to the first quarter of 2004. Private Banking’s gross margin remained high at 139.1 basis points, down 7.2 basis points compared to the first quarter of 2004 but up 14.5 basis points compared to the second quarter of 2003.

Corporate & Retail Banking posted strong net income of CHF 256 million in the second quarter of 2004, up 35% versus the prior quarter. Net revenues rose 21% compared to the first quarter of 2004, mainly reflecting the positive change in the fair value of interest rate derivatives. Total operating expenses rose 12% compared to the first quarter of 2004, as efficiency improvements were more than offset by higher incentive-related compensation accruals in line with the improved result. Credit provisions remained moderate in the second quarter given the ongoing favorable risk profile of the lending portfolio. The segment further improved its cost/income ratio to 58.2%, down 4.6 percentage points compared to the first quarter of 2004. The return on average allocated capital increased to 20.4% in the second quarter, compared to 15.1% in the first quarter of 2004.

Life & Pensions reported net income of CHF 206 million in the first half of 2004, compared to a net loss of CHF 1,818 million in the first half of 2003. This year-on-year improvement was due primarily to a goodwill impairment of CHF 1,510 million and a cumulative effect of a change in accounting for provisions for policyholders and annuities, both of which were recognized in the first half of 2003. The total business volume, which includes deposits from policyholders and gross premiums written on traditional business, increased 1% compared to the first half of 2003. Administration expenses declined 13% compared to the first half of 2003 due to efficiency gains. Net investment income rose 12% to CHF 2,403 million compared to the first half of 2003 and the net investment return was 5.1%. The return on average allocated capital amounted to 7.9% in the first half of 2004.

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Non-Life reported net income of CHF 185 million in the first half of 2004, up 1% compared to the first half of 2003, as an improved operating performance and higher investment income were partially offset by provisions relating to discontinued businesses in the UK and France as well as by restructuring charges related primarily to the streamlining of its Spanish operations. Net premiums earned rose 9% in the first half of 2004 compared to the first half of 2003, and the combined ratio improved 1.6 percentage points to 99.0%. The claims ratio stood at 74.0%, essentially unchanged versus the first half of 2003, and the expense ratio fell 1.8 percentage points, as the increase in expenses was contained to 1% compared to net premium growth of 9%. The segment reported net investment income of CHF 599 million, up from CHF 420 million in the first half of 2003, and the net investment return was 4.8% compared to 3.9% in the same period of last year. The return on average allocated capital was 17.9% in the first half of 2004.

Winterthur also announced today that effective September 1, 2004, its Chief Financial Officer, John Dacey, will take on a new role within the Winterthur Executive Board, examining all the strategic options for Winterthur. The Board of Directors of Winterthur has appointed Hans Ulrich Lienau as his successor. Mr Lienau has extensive experience in the financial services sector and his previous positions include the role of Chief Financial Officer of GE Frankona Re Group, where he was also a Member of the Group Executive Board. Additionally, the Board of Directors of Winterthur has appointed Heinrich Linz to the newly created post of Head of Corporate Center, also effective September 1, 2004. Mr Linz was previously responsible for Special Projects at Allianz Group.

Credit Suisse First Boston

CSFB Business Unit Results

in CHF million	2Q2004	1Q2004	2Q2003	Change in %	Change in %
				from 1Q2004	from 2Q2003

Net revenues	4,633	4,863	3,960	(5)	17

Total operating expenses	3,494	3,722	3,460	(6)	1

Net income	430	759	202	(43)	113

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Credit Suisse First Boston reported net income of CHF 1,189 million for the first half of 2004, compared to net income of CHF 800 million in the first half of 2003. For the second quarter of 2004, Credit Suisse First Boston recorded net income of CHF 430 million, down 43% on lower trading results compared to the first quarter but up 113% compared to the second quarter of 2003. Net revenues were down 5% compared to the first quarter and total operating expenses were down 6%. The return on average allocated capital decreased by 13.6 percentage points to 14.5% compared with the first quarter of 2004.

CSFB Net Income by Segment

in CHF million	2Q2004	1Q2004	2Q2003	Change in %	Change in %
				from 1Q2004	from 2Q2003

Institutional Securities	129	623	155	(79)	(17)

Wealth & Asset Management	301	136	47	121	—

Institutional Securities reported a 79% decrease in net income in the second quarter of 2004 from the strong prior quarter. Compared to the second quarter of 2003, net income was down 17%. The segment’s net revenues declined 22% compared to the first quarter of 2004, or 24% on a US dollar basis. Total trading revenues were down 38% compared to the first quarter of 2004, primarily reflecting significantly lower fixed income trading results due to lower proprietary trading results, reduced client activity and losses on derivatives used for risk management purposes, which do not qualify for hedge accounting. Equity trading revenues declined as convertible results were negatively impacted by lower liquidity and reduced volumes. Investment Banking revenues remained solid, with strong advisory fees and debt underwriting offset by lower equity underwriting compared with the first quarter of 2004. The segment's 2004 revenues were favorably impacted by gains on legacy assets. In aggregate, second quarter 2004 non-compensation expenses were up 11% from the first quarter of 2004, or 8% on a US dollar basis, primarily reflecting increased business activity. Compensation and benefits expenses declined 15%, or 18% on a US dollar basis, compared to the first quarter of 2004 and decreased 3% versus the second quarter of 2003, with a decline in incentive compensation in line with lower revenues.

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At Wealth & Asset Management, net income rose by 121% versus the prior quarter and was up more than 500% compared to the second quarter of 2003, due principally to increased private equity investment gains, asset management and administrative fees, and other revenues. Second quarter 2004 net revenues were up 73% compared to the first quarter of 2004, largely due to the consolidation of certain private equity funds required under a new US GAAP pronouncement, for which offsetting minority interests were recorded, as well as gains on private equity investments. Excluding the consolidation impact, net revenues increased 30% compared to the first quarter of 2004. Total operating expenses increased 2% compared to the first quarter of 2004, reflecting volume-related commission expenses.

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Outlook
With progress in a number of its core businesses and a solid pipeline of mandates and products, Credit Suisse Group is confident that it can achieve further improvements in its results. However, the Group’s results are dependent on economic and market conditions and their impact on client activity and transaction volumes. Additionally, the Group is subject to continued cost pressure, particularly in its investment banking business. Going forward, Credit Suisse Group is committed to achieving continued progress in its performance relative to its peers.

Enquiries
Credit Suisse Group, Media Relations	Telephone +41 1 333 88 44
Credit Suisse Group, Investor Relations	Telephone +41 1 333 31 69

For additional information on Credit Suisse Group’s results for the second quarter and first half of 2004, we refer you to the Group’s Quarterly Report Q2 2004, as well as the Group’s slide presentation for analysts and the press, posted on the Internet at: www.credit-suisse.com/results.

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Credit Suisse Group
Credit Suisse Group is a leading global financial services company headquartered in Zurich. It provides private clients and small and medium-sized companies with private banking and financial advisory services, and pension and insurance solutions from Winterthur. In the area of investment banking, it serves global institutional, corporate, government and individual clients in its role as a financial intermediary. Credit Suisse Group's registered shares (CSGN) are listed in Switzerland and in the form of American Depositary Shares (CSR) in New York. The Group employs around 60,000 staff worldwide. As of June 30, 2004, it reported assets under management of CHF 1,227.3 billion.

Cautionary Statement Regarding Forward-Looking Information
This press release contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to our plans, objectives or goals; our future economic performance or prospects; the potential effect on our future performance of certain contingencies; and assumptions underlying any such statements. Words such as “believes,” “anticipates,” “expects,” "intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable laws. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include (i) market and interest rate fluctuations; (ii) the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular; (iii) the ability of counterparties to meet their obligations to us; (iv) the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations; (v) political and social developments, including war, civil unrest or terrorist activity; (vi) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations; (vii) the ability to maintain sufficient liquidity and access capital markets; (viii) operational factors such as systems failure, human error, or the failure to properly implement procedures; (ix) actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations; (x) the effects of changes in laws, regulations or accounting policies or practices; (xi) competition in geographic and business areas in which we conduct our operations; (xii) the ability to retain and recruit qualified personnel; (xiii) the ability to maintain our reputation and promote our brands; (xiv) the ability to increase market share and control expenses; (xv) technological changes; (xvi) the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users; (xvii) acquisitions, including the ability to integrate successfully acquired businesses; (xviii) the adverse resolution of litigation and other contingencies; and (xix) our success at managing the risks involved in the foregoing. We caution you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the risks identified in our most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission.

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Today’s Presentation of the Results

Analysts’ Presentation, Zurich (English)
•	August 4, 2004, 9.00 a.m. CET / 8.00 a.m. BST / 3.00 a.m. EST at the Credit Suisse Forum St. Peter, Zurich
•	Internet
	-	Live broadcast at www.credit-suisse.com/results
	-	Video playback available approximately 3 hours after the event
•		Telephone
	-	Live audio dial-in on +41 91 610 5600 (Europe), +44 207 107 0611 (UK), or +1 866 291 4166 (USA), ask for “Credit Suisse Group quarterly results”; please dial in 10 minutes before the start of the presentation
	-	Telephone replay available approximately 1 hour after the event on +41 91 612 4330 (Europe), +44 207 866 4300 (UK) or +1 412 858 1440 (USA), conference ID 156#

Speakers
•	Oswald J. Grübel, CEO of Credit Suisse Group
•	Philip K. Ryan, Chief Financial Officer of Credit Suisse Group

Media Conference, Zurich (English/German)
•		August 4, 2004, 11.00 a.m. CET / 10.00 a.m. BST / 5.00 a.m. EST at the Credit Suisse Forum St. Peter, Zurich
•		Simultaneous interpreting: German – English, English – German
•		Internet
	-	Live broadcast at www.credit-suisse.com/results
	-	Video playback available approximately 3 hours after the event
•		Telephone
	-	Live audio dial-in on +41 91 610 5600 (Europe), +44 207 107 0611 (UK), or +1 866 291 4166 (USA), ask for “Credit Suisse Group quarterly results”; please dial in 10 minutes before the start of the presentation
	-	Telephone replay available approximately 1 hour after the event on +41 91 612 4330 (Europe), +44 207 866 43 00 (UK) or +1 412 858 1440 (USA), conference ID 025# (English) or 087# (German)

Speakers
•	Oswald J. Grübel, CEO of Credit Suisse Group
•	Philip K. Ryan, Chief Financial Officer of Credit Suisse Group

Letter to Shareholders Q2 2004

Dear shareholders,

Credit Suisse Group recorded net income of CHF 3,318 million for the first six months of 2004, one of the best half-year results in the Group’s history. In the second quarter of 2004, the Group reported net income of CHF 1,457 million. This result was driven primarily by good revenue generation across most businesses and the improvement in economic conditions versus the prior year, as well as our continued focus on process efficiency. However, our second quarter results not only underscore the Group’s fundamental strengths but also pinpoint the areas we must build on going forward.

Credit Suisse Group reported net income of CHF 3,318 million for the first half of 2004, compared to the loss reported under US GAAP in the first half of 2003. The Group’s net income for the second quarter of 2004 amounted to CHF 1,457 million, compared to CHF 1,861 million in the strong first quarter of 2004.

Credit Suisse Financial Services contributed CHF 1,070 million to the Group’s second quarter 2004 result, driven primarily by strong revenue generation. Private Banking achieved solid net revenues and attracted CHF 7.9 billion in net new assets. Corporate & Retail Banking delivered a strong quarterly performance, based on good underlying results and benefiting from gains on interest rate derivatives. Both insurance segments recorded a good operating performance as well as solid investment income.

Credit Suisse First Boston contributed CHF 430 million to the Group’s second quarter 2004 with Wealth & Asset Management achieving significant gains from private equity investments. However, due to the more challenging market environment, the Institutional Securities Segment reported a decrease in trading revenues and certain other businesses versus the strong first quarter. At the same time, Credit Suisse First Boston’s franchise remains strong and I am convinced that we will be able to capture the host of opportunities available to enhance growth and profitability even more effectively going forward.

Credit Suisse Group’s return on equity was 16.6% in the second quarter of 2004 and 19.0% for the first half of 2004.

Net new assets
The Group reported net new assets of CHF 9.1 billion in the second quarter of 2004, with Private Banking contributing net new assets of CHF 7.9 billion, representing an annualized growth rate of 5.8%. Corporate & Retail Banking reported a net asset outflow of CHF 0.3 billion in the second quarter of 2004. A net asset inflow of CHF 2.0 billion was recorded in Wealth & Asset Management, and Institutional Securities reported a net asset outflow of CHF 0.6 billion.

Equity capital
Credit Suisse Group’s consolidated BIS tier 1 ratio was 11.6% as of June 30, 2004, up from 11.5% as of March 31, 2004. This increase was attributable to strong earnings generation, combined with a slight increase in risk-weighted assets of CHF 1.4 billion. The Group’s shareholders’ equity as of June 30, 2004, remained stable at CHF 35.3 billion compared to March 31, 2004.

Private Banking
Private Banking reported net income of CHF 665 million in the second quarter, practically unchanged compared to the first quarter of 2004. Net revenues decreased 4% compared to the first quarter of 2004, driven mainly by lower brokerage income, offset by the positive change in the fair value of interest rate derivatives. Total operating expenses were virtually unchanged compared to the first quarter of 2004. The cost/income ratio stood at 57.9%, up 2.6 percentage points compared to the first quarter of 2004. Private Banking’s gross margin remained high at 139.1 basis points, down 7.2 basis points compared to the first quarter of 2004 but up 14.5 basis points compared to the second quarter of 2003.

Corporate & Retail Banking
Corporate & Retail Banking posted strong net income of CHF 256 million in the second quarter of 2004, up 35% versus the prior quarter. Net revenues rose 21% compared to the first quarter of 2004, mainly reflecting the positive change in the fair value of interest rate derivatives. Total operating expenses rose 12% compared to the first quarter of 2004, as efficiency improvements were more than offset by higher incentive-related compensation accruals in line with the improved result. Credit provisions remained moderate in the second quarter given the ongoing favorable risk profile of the lending portfolio. The segment further improved its cost/income ratio to 58.2%, down 4.6 percentage points compared to the first quarter of 2004. The return on average allocated capital increased to 20.4% in the second quarter, compared to 15.1% in the first quarter of 2004.

Life & Pensions
Life & Pensions reported net income of CHF 206 million in the first half of 2004, compared to a net loss of CHF 1,818 million in the first half of 2003. This year-on-year improvement was due primarily to a goodwill impairment of CHF 1,510 million and a cumulative effect of a change in accounting for provisions for policyholders and annuities, both of which were recognized in the first half of 2003. The total business volume, which includes deposits from policyholders and gross premiums written on traditional business, increased 1% compared to the first half of 2003. Administration expenses declined 13% compared to the first half of 2003 due to efficiency gains. Net investment income rose 12% to CHF 2,403 million compared to the first half of 2003 and the net investment return was 5.1%. The return on average allocated capital amounted to 7.9% in the first half of 2004.

Non-Life
Non-Life reported net income of CHF 185 million in the first half of 2004, up 1% compared to the first half of 2003, as an improved operating performance and higher investment income were partially offset by provisions relating to discontinued businesses in the UK and France as well as by restructuring charges related primarily to the streamlining of its Spanish operations. Net premiums earned rose 9% in the first half of 2004 compared to the first half of 2003, and the combined ratio improved 1.6 percentage points to 99.0%. The claims ratio rose to 74.0%, essentially unchanged versus the first half of 2003, and the expense ratio fell 1.8 percentage points, as the increase in expenses was contained to 1% compared to net premium growth of 9%. The segment reported net investment income of CHF 599 million, up from CHF 420 million in the first half of 2003, and the net investment return was 4.8% compared to 3.9% in the same period of last year. The return on average allocated capital was 17.9% in the first half of 2004.

Credit Suisse First Boston
Credit Suisse First Boston reported net income of CHF 1,189 million for the first half of 2004, compared to net income of CHF 800 million in the first half of 2003. For the second quarter of 2004, Credit Suisse First Boston recorded net income of CHF 430 million, down 43% on lower trading results compared to the first quarter but up 113% compared to the second quarter of 2003. Net revenues were down 5% compared to the first quarter and total operating expenses were down 6%. The return on average allocated capital decreased by 13.6 percentage points to 14.5% compared with the first quarter of 2004.

Institutional Securities
Institutional Securities reported a 79% decrease in net income in the second quarter of 2004 from the strong prior quarter. Compared to the second quarter of 2003, net income was down 17%. The segment’s net revenues declined 22% compared to the first quarter of 2004. Total trading revenues were down 38% compared to the first quarter of 2004, primarily reflecting significantly lower fixed income trading results due to lower proprietary trading results, reduced client activity and losses in derivatives used for risk management purposes which do not qualify for hedge accounting. Equity trading revenues declined as results with convertible securities were negatively impacted by lower liquidity and reduced volumes. Investment Banking revenues remained solid, with strong advisory fees and debt underwriting offset by lower equity underwriting compared with the first quarter of 2004. The segment’s 2004 revenues were favorably impacted by gains on legacy assets. In aggregate, second quarter 2004 non-compensation expenses were up 11% from the first quarter of 2004, primarily reflecting increased business activity. Compensation and benefits expenses declined 15%, compared to the first quarter of 2004 and decreased 3% versus the second quarter of 2003, with a decline in incentive compensation in line with lower revenues.

Wealth & Asset Management
At Wealth & Asset Management, net income rose by 121% versus the prior quarter and was up more than 500% compared to the second quarter of 2003, due principally to increased private equity investment gains, asset management and administrative fees, and other revenues. Second quarter 2004 net revenues were up 73% compared to the first quarter of 2004, largely due to the consolidation of certain private equity funds required under a new US GAAP pronouncement, for which offsetting minority interests were recorded, as well as gains on private equity investments. Excluding the consolidation impact, net revenues increased 30% compared to the first quarter of 2004. Total operating expenses increased 2% compared to the first quarter of 2004, reflecting volume-related commission expenses.

Outlook
With progress in a number of its core businesses and a solid pipeline of mandates and products, Credit Suisse Group is confident that it can achieve further improvements in its results. However, the Group’s results are dependent on economic and market conditions and their impact on client activity as well as transaction volumes. Additionally, the Group is subject to continued cost pressure, particularly in its investment banking business. Going forward, Credit Suisse Group is committed to achieving continued progress in its performance relative to its peers.

Oswald J. Grübel
August 2004

Segment reporting

Net revenues
				6 months

in CHF m	2Q2004	1Q2004	2Q2003	2004	2003

Private Banking	1,869	1,940	1,478	3,809	2,965
Corporate & Retail Banking	950	787	789	1,737	1,563
Life & Pensions	3,225	6,028	3,342	9,253	9,381
Non-Life	2,995	3,125	2,761	6,120	5,433
Institutional Securities 1)	3,134	3,997	3,312	7,131	6,866
Wealth & Asset Management 2)	1,499	866	648	2,365	1,323
Corporate Center	(162)	(180)	(194)	(342)	(707)

Credit Suisse Group	13,510	16,563	12,136	30,073	26,824

1) Including CHF 53 million, CHF 40 million and CHF 93 million in 2Q2004, 1Q2004 and 6 months 2004, respectively, from minority interest revenues relating to the FIN 46R consolidation.
2) Including CHF 462 million, CHF 68 million and CHF 530 million in 2Q2004, 1Q2004 and 6 months 2004, respectively, from minority interest revenues relating to the FIN 46R consolidation.

Net income
				6 months

in CHF m	2Q2004	1Q2004	2Q2003	2004	2003

Private Banking	665	681	401	1,346	797
Corporate & Retail Banking	256	189	163	445	318
Life & Pensions	67	139	(1,301)	206	(1,818)
Non-Life	82	103	91	185	183
Institutional Securities	129	623	155	752	666
Wealth & Asset Management	301	136	47	437	134
Corporate Center	(43)	(10)	(112)	(53)	(557)

Credit Suisse Group	1,457	1,861	(556)	3,318	(277)

Consolidated statements of income (unaudited)
				Change	Change			Change
				in % from	in % from			in % from
						6 months

in CHF m	2Q2004	1Q2004	2Q2003	1Q2004	2Q2003	2004	2003	2003

Interest and dividend income	7,896	7,742	7,504	2	5	15,638	14,031	11
Interest expense	(4,536)	(4,663)	(4,484)	(3)	1	(9,199)	(8,516)	8

Net interest income	3,360	3,079	3,020	9	11	6,439	5,515	17

Commissions and fees	3,418	3,563	3,171	(4)	8	6,981	6,192	13
Trading revenues	712	1,516	1,214	(53)	(41)	2,228	2,501	(11)
Realized gains/(losses) from investment securities, net	198	528	589	(63)	(66)	726	670	8
Insurance net premiums earned	4,708	7,417	4,618	(37)	2	12,125	12,076	0
Other revenues	1,114	460	(476)	142	–	1,574	(130)	–

Total noninterest revenues	10,150	13,484	9,116	(25)	11	23,634	21,309	11

Net revenues	13,510	16,563	12,136	(18)	11	30,073	26,824	12

Policyholder benefits, claims and dividends	4,623	7,594	4,645	(39)	0	12,217	12,012	2
Provision for credit losses	133	34	114	291	17	167	311	(46)

Total benefits, claims and credit losses	4,756	7,628	4,759	(38)	0	12,384	12,323	0

Insurance underwriting, acquisition and administration expenses	1,117	1,059	1,046	5	7	2,176	2,191	(1)
Banking compensation and benefits	3,087	3,428	3,092	(10)	0	6,515	6,034	8
Other expenses	1,996	1,823	1,901	9	5	3,819	3,825	0
Goodwill impairment	0	0	1,510	–	–	0	1,510	–
Restructuring charges	60	4	35	–	71	64	60	7

Total operating expenses	6,260	6,314	7,584	(1)	(17)	12,574	13,620	(8)

Income/(loss) from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes	2,494	2,621	(207)	(5)	–	5,115	881	481

Income tax expense/(benefit)	442	570	357	(22)	24	1,012	677	49
Dividends on preferred securities for consolidated entities	0	0	33	–	–	0	65	–
Minority interests, net of tax	548	119	8	361	–	667	7	–

Income/(loss) from continuing operations before extraordinary items and cumulative effect of accounting changes	1,504	1,932	(605)	(22)	–	3,436	132	–

Income/(loss) from discontinued operations, net of tax	(47)	(65)	60	(28)	–	(112)	127	–
Extraordinary items, net of tax	0	0	1	–	–	0	5	–
Cumulative effect of accounting changes, net of tax	0	(6)	(12)	–	–	(6)	(541)	(99)

Net income/(loss)	1,457	1,861	(556)	(22)	–	3,318	(277)	–

Return on equity	16.6%	21.3%	(6.5%)	–	–	19.0%	(1.6%)	–

Earnings per share in CHF
Basic earnings per share	1.26	1.56	(0.48)	–	–	2.82	(0.24)	–
Diluted earnings per share	1.18	1.48	(0.48)	–	–	2.67	(0.24)	–

Key figures
				Change	Change
				in % from	in % from
in CHF m, except where indicated	30.06.04	31.03.04	31.12.03	31.03.04	31.12.03

Total assets	1,131,684	1,138,196	1,004,308	(1)	13
Shareholders' equity	35,284	35,338	33,991	0	4

Assets under management in CHF bn	1,227.3	1,241.3	1,181.1	(1)	4

Market price per registered share in CHF	44.50	43.90	45.25	1	(2)

Market capitalization	49,238	49,124	51,149	0	(4)

Book value per share in CHF	31.89	31.58	30.07	1	6

BIS tier 1 ratio	11.6%	11.5%	11.7%	–	–
BIS total capital ratio	16.2%	16.4%	17.4%	–	–

Additional information
Additional information on the Credit Suisse Group’s second quarter 2004 results can be obtained in the Quarterly Report 2/04 and the analysts’ presentation, which are available on our website at: www.credit-suisse.com/results. The Quarterly Report (English only) can be ordered at Credit Suisse, KIDM23, Uetlibergstrasse 231, 8070 Zurich, fax: +41 1 332 7294.

Cautionary Statement Regarding Forward-Looking Information
This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to our plans, objectives or goals; our future economic performance or prospects; the potential effect on our future performance of certain contingencies; and assumptions underlying any such statements. Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable laws. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include (i) market and interest rate fluctuations; (ii) the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular; (iii) the ability of counterparties to meet their obligations to us; (iv) the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations; (v) political and social developments, including war, civil unrest or terrorist activity; (vi) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations; (vii) the ability to maintain sufficient liquidity and access capital markets; (viii) operational factors such as systems failure, human error, or the failure to properly implement procedures; (ix) actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations; (x) the effects of changes in laws, regulations or accounting policies or practices; (xi) competition in geographic and business areas in which we conduct our operations; (xii) the ability to retain and recruit qualified personnel; (xiii) the ability to maintain our reputation and promote our brands; (xiv) the ability to increase market share and control expenses; (xv) technological changes; (xvi) the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users; (xvii) acquisitions, including the ability to integrate successfully acquired businesses; (xviii) the adverse resolution of litigation and other contingencies; and (xix) our success at managing the risks involved in the foregoing. We caution you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the risks identified in our most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission.

Credit Suisse Group
Paradeplatz 8
P.O. Box 1
8070 Zurich
Switzerland
Tel. +41 1 212 1616
Fax +41 1 333 2587
www.credit-suisse.com

English

5520184

QUARTERLY REPORT 2004 Q2

Credit Suisse Group is a leading global financial services company headquartered in Zurich. It provides private clients and small and medium-sized companies with private banking and financial advisory services, and pension and insurance solutions from Winterthur. In the area of investment banking, it serves global institutional, corporate, government and individual clients in its role as a financial intermediary. Credit Suisse Group's registered shares (CSGN) are listed in Switzerland and in the form of American Depositary Shares (CSR) in New York. The Group employs around 60,000 staff worldwide.

QUARTERLY REPORT 2004
Cautionary statement regarding forward-looking information
EDITORIAL
CREDIT SUISSE GROUP FINANCIAL HIGHLIGHTS Q2/2004
AN OVERVIEW OF CREDIT SUISSE GROUP
Revenues and expenses
Net new assets
Consolidation of private equity funds
Provision for credit losses
Equity capital
Credit Suisse Group management
Outlook
Credit Suisse Group structure as of July 13, 2004
RISK MANAGEMENT
Economic Risk Capital trends
Trading risks
Loan exposure
CSFB backtesting
CSFB trading revenue distribution, 2nd quarter of 2004
REVIEW OF BUSINESS UNITS | CREDIT SUISSE FINANCIAL SERVICES
Private Banking
Corporate & Retail Banking
Life & Pensions
Non-Life
REVIEW OF BUSINESS UNITS | CREDIT SUISSE FIRST BOSTON
Institutional Securities
Wealth & Asset Management
CREDIT SUISSE FIRST BOSTON | SUPPLEMENTAL INFORMATION
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS | CREDIT SUISSE GROUP
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS | UNAUDITED
Basis of presentation
Share-based compensation
New accounting pronouncements
Financial instruments with off-balance sheet risk
Guarantees
Other off-balance sheet commitments
Variable interest entities
Collateralized debt obligations
Commercial paper conduits
Financial intermediation
INFORMATION FOR INVESTORS

Cautionary statement regarding forward-looking information
This Quarterly Report contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to our plans, objectives or goals; our future economic performance or prospects; the potential effect on our future performance of certain contingencies; and assumptions underlying any such statements.

Words such as "believes," "anticipates," "expects," "intends" and "plans" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable laws.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include (i) market and interest rate fluctuations; (ii) the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular; (iii) the ability of counterparties to meet their obligations to us; (iv) the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations; (v) political and social developments, including war, civil unrest or terrorist activity; (vi) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations; (vii) the ability to maintain sufficient liquidity and access capital markets; (viii) operational factors such as systems failure, human error, or the failure to properly implement procedures; (ix) actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations; (x) the effects of changes in laws, regulations or accounting policies or practices; (xi) competition in geographic and business areas in which we conduct our operations; (xii) the ability to retain and recruit qualified personnel; (xiii) the ability to maintain our reputation and promote our brands; (xiv) the ability to increase market share and control expenses; (xv) technological changes; (xvi) the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users; (xvii) acquisitions, including the ability to integrate successfully acquired businesses; (xviii) the adverse resolution of litigation and other contingencies; and (xix) our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the risks identified in our most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission.

EDITORIAL

Oswald J. Grübel
Chief Executive Officer
Credit Suisse Group

Dear shareholders, clients and colleagues

Credit Suisse Group recorded net income of CHF 3,318 million for the first six months of 2004, one of the best half-year results in the Group’s history. In the second quarter of 2004, the Group reported net income of CHF 1,457 million. This result was driven primarily by good revenue generation across most businesses and the improvement in economic conditions versus the prior year, as well as our continued focus on process efficiency. However, our second quarter results not only underscore the Group’s fundamental strengths but also pinpoint the areas we must build on going forward.

Credit Suisse Financial Services achieved a strong result with net income of CHF 2,182 million in the first half and CHF 1,070 million in the second quarter of 2004. Private Banking underscored its worldwide product leadership and powerful franchise by recording net income of CHF 665 million and net new assets of CHF 7.9 billion in the second quarter. Corporate & Retail Banking also posted a strong quarterly result, benefiting from gains on interest rate derivatives and efficiency improvements. Life & Pensions and Non-Life, our insurance segments, again recorded a good operating performance as well as solid investment income.

Credit Suisse First Boston reported net income of CHF 1,189 million in the first half and CHF 430 million in the second quarter of 2004, with Wealth & Asset Management achieving significant gains from private equity investments. However, due to the more challenging market environment – which led to a decrease in trading and certain other businesses versus the first quarter – Credit Suisse First Boston’s overall performance in the second quarter was below our expectations. At the same time, Credit Suisse First Boston’s franchise remains strong and I am convinced that we will be able to capture the host of opportunities available to enhance growth and profitability even more effectively going forward.

In June, we announced the sharpening of our strategic focus and the realignment of our management teams. Consequently, as of July 13, Credit Suisse Group has a clear management structure in place which is organized along the existing six reporting segments: Private Banking and Corporate & Retail Banking under the business unit Credit Suisse; Institutional Securities and Wealth & Asset Management under the business unit Credit Suisse First Boston; and Life & Pensions and Non-Life under the business unit Winterthur. Going forward, we aim to enhance co-operation between the business units and to strengthen the Group Corporate Center with the goal of further increasing client focus and accountability across the Group.

With a strong and dedicated team of senior managers in place, and with our more powerful integrated structure, I firmly believe that the Group is ideally placed to further strengthen its competitive position as a leader in our industry.

Oswald J. Grübel
August 2004

CREDIT SUISSE GROUP FINANCIAL HIGHLIGHTS Q2/2004

Credit Suisse Group financial highlights
				Change	Change			Change
				in % from	in % from			in % from
						6 months

in CHF m, except where indicated	2Q2004	1Q2004	2Q2003	1Q2004	2Q2003	2004	2003	2003

Consolidated income statement
Net revenues	13,510	16,563	12,136	(18)	11	30,073	26,824	12
Income/(loss) from continuing operations before extraordinary items and cumulative effect of accounting changes	1,504	1,932	(605)	(22)	–	3,436	132	–
Net income/(loss)	1,457	1,861	(556)	(22)	–	3,318	(277)	–

Return on equity	16.6%	21.3%	(6.5%)	–	–	19.0%	(1.6%)	–

Earnings per share
Basic earnings per share in CHF	1.26	1.56	(0.48)	–	–	2.82	(0.24)	–
Diluted earnings per share in CHF	1.18	1.48	(0.48)	–	–	2.67	(0.24)	–

Net new assets in CHF bn	9.1	15.6	0.4	–	–	24.7	(1.1)	–

				Change	Change
				in % from	in % from
in CHF m, except where indicated	30.06.04	31.03.04	31.12.03	31.03.04	31.12.03

Assets under management in CHF bn	1,227.3	1,241.3	1,181.1	(1)	4

Consolidated balance sheet
Total assets	1,131,684	1,138,196	1,004,308	(1)	13
Shareholders' equity	35,284	35,338	33,991	0	4

Consolidated BIS capital data 1)
Risk-weighted assets	202,589	201,161	190,761	–	–
Tier 1 ratio	11.6%	11.5%	11.7%	–	–
Total capital ratio	16.2%	16.4%	17.4%	–	–

Number of employees
Switzerland – banking segments	19,089	19,084	19,301	0	(1)
Switzerland – insurance segments	6,336	6,154	6,426	3	(1)
Outside Switzerland – banking segments	20,775	20,422	20,310	2	2
Outside Switzerland – insurance segments	13,372	14,328	14,440	(7)	(7)

Number of employees (full-time equivalents)	59,572	59,988	60,477	(1)	(1)

Stock market data
Market price per registered share in CHF	44.50	43.90	45.25	1	(2)
Market price per American Depositary Share in USD	35.81	34.80	36.33	3	(1)
Market capitalization	49,238	49,124	51,149	0	(4)
Market capitalization in USD m	39,623	38,941	41,066	2	(4)
Book value per share in CHF	31.89	31.58	30.07	1	6

Shares outstanding	1,106,464,994	1,118,998,681	1,130,362,948	(1)	(2)

1) All calculations through December 31, 2003, are on the basis of Swiss GAAP. For further details see page 5.

Further information for investors is presented on page 48.

AN OVERVIEW OF CREDIT SUISSE GROUP

Credit Suisse Group recorded net income of CHF 1,457 million in the second quarter of 2004, versus a net loss of CHF 556 million in the second quarter of 2003 and net income of CHF 1,861 million in the first quarter of 2004. Net revenues were up 11% to CHF 13,510 million compared with the second quarter of 2003. The result was driven by revenue growth in the Credit Suisse Financial Services banking businesses and in Credit Suisse First Boston’s Wealth & Asset Management segment, a continued strong investment performance at Winterthur and cost discipline. Compared to the previous quarter, the Institutional Securities segment was impacted by lower levels of client activity and trading revenues. Credit Suisse Financial Services reported net income of CHF 1,070 million and Credit Suisse First Boston recorded net income of CHF 430 million in the second quarter of 2004.

Credit Suisse Financial Services reported net income of CHF 1,070 million in the second quarter of 2004, compared to a net loss of CHF 646 million in the second quarter of 2003, which included a goodwill impairment of CHF 1,510 million in the Life & Pensions segment. Net income in the second quarter of 2004 was slightly below the strong previous quarter. The second quarter 2004 result reflected strong net revenues in Private Banking and Corporate & Retail Banking. The insurance segments reported good operating performance and solid investment income. Private Banking reported net income of CHF 665 million in the second quarter of 2004, compared to CHF 401 million in the second quarter of 2003. The segment also reported sustained growth in net new assets. Corporate & Retail Banking recorded a strong quarterly result with net income of CHF 256 million, benefiting from gains on interest rate derivatives and efficiency improvements. Life & Pensions’ second quarter net income of CHF 67 million mainly reflected lower investment gains compared to the second quarter of 2003. Non-Life reported net income of CHF 82 million for the second quarter of 2004, a decrease of CHF 9 million compared to the second quarter of 2003, mainly related to restructuring charges and to provisions related to discontinued businesses in the United Kingdom and France.

Credit Suisse First Boston reported net income of CHF 430 million in the second quarter of 2004, an increase of 113% compared to the second quarter of 2003. Strong gains on private equity investments in Wealth & Asset Management as well as continued solid investment banking performance were partially offset by significantly lower trading results. Compared to the first quarter of 2004, Credit Suisse First Boston’s net income declined CHF 329 million, or 43%. The Institutional Securities segment reported net income of CHF 129 million, a decrease of 17% compared to the second quarter of 2003, mainly reflecting significantly lower trading revenues partially offset by a reduction in compensation and benefits as well as lower taxes. Total investment banking revenues increased by 3% compared to the second quarter of 2003 and 7% compared to the first quarter of 2004 due to higher advisory and other fees. Total trading revenues were down 29% compared to the second quarter of 2003 due to declines, primarily in the fixed income business. The Wealth & Asset Management segment reported net income of CHF 301 million, an increase of CHF 254 million from the second quarter of 2003, mainly due to increased investment gains as well as asset management and administration fees. In comparison to the first quarter of 2004, net income increased CHF 165 million, or 121%.

Basic earnings per share in the second quarter of 2004 were CHF 1.26, compared to CHF –0.48 in the second quarter of 2003 and CHF 1.56 in the first quarter of 2004. The Group’s return on equity was 16.6% in the second quarter of 2004 versus –6.5% in the second quarter of 2003 and 21.3% in the first quarter of 2004.

Revenues and expenses
Net revenues in the second quarter of 2004 rose 11% to CHF 13,510 million compared to the second quarter of 2003, reflecting increases at both Credit Suisse Financial Services and Credit Suisse First Boston. Credit Suisse Financial Services increased net revenues by 8% to CHF 9,039 million, primarily reflecting strong results in the Private Banking and Corporate & Retail Banking segments. Credit Suisse First Boston increased its net revenues by 17% compared to the second quarter of 2003, to CHF 4,633 million, which primarily reflected the impact of the consolidation of certain private equity and other funds. As discussed under “Consolidation of private equity funds”, this consolidation had no impact on net income. Excluding this consolidation effect, net revenues increased by 4% compared to the second quarter of 2003, where improvements in Wealth & Asset Management and continued solid investment banking performance were partially offset by significantly lower trading results.

The Group’s total operating expenses in the second quarter of 2004 amounted to CHF 6,260 million, down 17% compared to the second quarter of 2003. The decrease was mainly related to a goodwill impairment of CHF 1,510 million recorded in the second quarter of 2003.

Net new assets
The Group reported net new assets of CHF 9.1 billion in the second quarter of 2004, with Private Banking contributing net new assets of CHF 7.9 billion, representing an annualized growth rate of 5.8%. Corporate & Retail Banking reported a net asset outflow of CHF 0.3 billion in the second quarter of 2004. A net asset inflow of CHF 2.0 billion was recorded in Wealth & Asset Management, and Institutional Securities reported a net asset outflow of CHF 0.6 billion.

As of June 30, 2004, the Group’s total assets under management were CHF 1,227.3 billion, a decrease of 1.1% compared to March 31, 2004, due to market valuations and foreign exchange impacts.

Consolidation of private equity funds
Effective January 1, 2004, the Group’s results include the consolidation of certain private equity funds and other funds within Credit Suisse First Boston under Financial Accounting Standards Board Interpretation No. 46 Revised (FIN 46R). This consolidation did not impact net income as the increase to net revenues of CHF 515 million and CHF 108 million in the second and the first quarter of 2004, respectively, was offset by an equivalent increase in minority interests.

Provision for credit losses
Provision for credit losses in the second quarter of 2004 amounted to CHF 133 million, compared to CHF 114 million in the second quarter of 2003. This level reflects a favorable credit environment.

Equity capital
Credit Suisse Group’s consolidated BIS tier 1 ratio was 11.6% as of June 30, 2004, up from 11.5% as of March 31, 2004. This increase was attributable to strong earnings generation, combined with a slight increase in risk-weighted assets of CHF 1.4 billion. The Group’s shareholders’ equity as of June 30, 2004, remained stable at CHF 35.3 billion compared to March 31, 2004.

Winterthur’s shareholders’ equity was CHF 7.5 billion as of June 30, 2004, and CHF 8.1 billion as of March 31, 2004. The decline in shareholders’ equity resulted from the impact of higher interest rates on Winterthur’s investment portfolio.

Credit Suisse Group management
In line with its more integrated structure, Credit Suisse Group also announced the appointment of Oswald J. Grübel as its sole Chief Executive Officer, effective July 13, 2004. Oswald J. Grübel was previously CEO of Credit Suisse Financial Services and Co-CEO of the Group together with John J. Mack, who left the company upon the expiration of his contract. John J. Mack has been succeeded by Brady Dougan as CEO of Credit Suisse First Boston. Walter Berchtold has been appointed CEO of Credit Suisse under the new structure. Additionally, Philip K. Ryan is stepping down as the Group’s Chief Financial Officer, effective August 5, and will be succeeded by Renato Fassbind. Richard E. Thornburgh has been appointed Vice Chairman of the Executive Board of Credit Suisse First Boston and is succeeded by Tobias Guldimann as Chief Risk Officer of the Group. At Credit Suisse First Boston, Barbara A. Yastine has stepped down from her role as Chief Financial Officer and Stephen R. Volk has resigned as Chairman.

Outlook
With progress in a number of its core businesses and a solid pipeline of mandates and products, Credit Suisse Group is confident that it can achieve further improvements in its results. However, the Group’s results are dependent on economic and market conditions and their impact on client activity as well as transaction volumes. Additionally, the Group is subject to continued cost pressure, particularly in its investment banking business. Going forward, Credit Suisse Group is committed to achieving continued progress in its performance relative to peers.

Credit Suisse Group structure as of July 13, 2004

On June 24, 2004, Credit Suisse Group announced the sharpening of its strategic focus and the realignment of its management structure. Effective July 13, 2004, Credit Suisse Group has been structured along the existing six reporting segments: Private Banking and Corporate & Retail Banking under the business unit Credit Suisse; Institutional Securities and Wealth & Asset Management under the business unit Credit Suisse First Boston; and Life & Pensions and Non-Life under the business unit Winterthur. The presentation of the Group’s second quarter results reflects the business unit and segment structure in place as of June 30, 2004.

Overview of segment results
		Corporate &				Wealth &		Credit
	Private	Retail	Life &		Institutional	Asset	Corporate	Suisse
2Q2004, in CHF m	Banking	Banking	Pensions	Non-Life	Securities	Management	Center	Group

Net revenues	1,869	950	3,225	2,995	3,134	1,499	(162)	13,510

Policyholder benefits, claims and dividends	–	–	2,591	2,032	–	–	–	4,623
Provision for credit losses	(8)	60	2	(1)	80	0	0	133

Total benefits, claims and credit losses	(8)	60	2,593	2,031	80	0	0	4,756

Insurance underwriting, acquisition and administration expenses	–	–	411	708	–	–	(2)	1,117
Banking compensation and benefits	564	300	–	–	1,916	276	31	3,087
Other expenses	519	253	67	24	942	360	(169)	1,996
Restructuring charges	0	0	3	57	0	0	0	60

Total operating expenses	1,083	553	481	789	2,858	636	(140)	6,260

Income from continuing operations before taxes and minority interests	794	337	151	175	196	863	(22)	2,494

Income tax expense	124	80	71	34	14	100	19	442
Minority interests, net of tax	5	1	6	19	53	462	2	548

Income from continuing operations	665	256	74	122	129	301	(43)	1,504

Income/(loss) from discontinued operations, net of tax	0	0	(7)	(40)	0	0	0	(47)

Net income	665	256	67	82	129	301	(43)	1,457

BIS capital data
	Credit Suisse		Credit Suisse First Boston		Credit Suisse Group

in CHF m, except where indicated	30.06.04	31.12.03	30.06.04	31.12.03	30.06.04	31.12.03

Risk-weighted positions	91,083	85,158	82,185	80,622	185,632	176,911
Market risk equivalents	5,279	4,675	10,716	8,185	16,957	13,850

Risk-weighted assets	96,362	89,833	92,901	88,807	202,589	190,761

Tier 1 capital	7,689	7,362	11,488	12,062	23,485	22,287
of which non-cumulative perpetual preferred securities	0	0	1,033	1,025	2,170	2,167

Tier 1 ratio	8.0%	8.2%	12.4%	13.6%	11.6%	11.7%

Total capital	10,895	10,630	20,331	20,968	32,738	33,207
Total capital ratio	11.3%	11.8%	21.9%	23.6%	16.2%	17.4%

As of January 1, 2004, Credit Suisse Group bases its capital adequacy calculations on US GAAP, which is in accordance with the Swiss Federal Banking Commission (SFBC) newsletter 32 (dated December 18, 2003). The SFBC has advised Credit Suisse Group that it may continue to include as Tier 1 capital CHF 2.2 billion of equity from special purpose entities, which are deconsolidated under FIN 46R, and that Credit Suisse First Boston may include CHF 6.3 billion of such equity as Tier 1 capital. All calculations through December 31, 2003, are on the basis of Swiss GAAP.

Assets under management/client assets
				Change	Change
				in % from	in % from
in CHF bn	30.06.04	31.03.04	31.12.03	31.03.04	31.12.03

Private Banking 1)
Assets under management	537.2	540.6	511.3	(0.6)	5.1
Client assets	571.5	572.6	541.0	(0.2)	5.6

Corporate & Retail Banking 1)
Assets under management	53.3	54.4	53.6	(2.0)	(0.6)
Client assets	98.1	97.0	95.2	1.1	3.0

Life & Pensions
Assets under management	117.4	118.6	113.8	(1.0)	3.2
Client assets	117.4	118.6	113.8	(1.0)	3.2

Non-Life
Assets under management	25.3	25.8	25.4	(1.9)	(0.4)
Client assets	25.3	25.8	25.4	(1.9)	(0.4)

Institutional Securities 2)
Assets under management	16.3	17.6	12.9	(7.4)	26.4
Client assets	94.8	97.9	84.6	(3.2)	12.1

Wealth & Asset Management 2)
Assets under management 3)	477.8	484.3	464.1	(1.3)	3.0
Client assets	496.1	502.2	482.1	(1.2)	2.9

Credit Suisse Group
Discretionary assets under management	608.4	618.9	585.9	(1.7)	3.8
Advisory assets under management	618.9	622.4	595.2	(0.6)	4.0

Total assets under management	1,227.3	1,241.3	1,181.1	(1.1)	3.9

Total client assets	1,403.2	1,414.1	1,342.1	(0.8)	4.6

Net new assets
				6 months

in CHF bn	2Q2004	1Q2004	2Q2003	2004	2003

Private Banking 1)	7.9	10.8	3.7	18.7	5.2
Corporate & Retail Banking 1)	(0.3)	0.9	0.0	0.6	0.2
Life & Pensions	0.1	2.1	0.4	2.2	2.6
Institutional Securities 2)	(0.6)	1.8	1.4	1.2	1.1
Wealth & Asset Management 2) 3)	2.0	0.0	(5.1)	2.0	(10.2)

Credit Suisse Group	9.1	15.6	0.4	24.7	(1.1)

1) Effective January 1, 2004, corporate client assets in the Corporate & Retail Banking and Private Banking segments have been excluded from Assets under management and Net new assets. There is a minimal advisory role for such clients and the asset flows are often driven more by liquidity requirements than by pure investment reasons. Corporate client assets remain included in the broader metric Client assets. Prior period balances have been adjusted.
2) Certain adjustments have been made to conform to the current presentation.
3) Excluding assets managed on behalf of other entities within Credit Suisse Group.

RISK MANAGEMENT

Credit Suisse Group’s overall position risk, measured on the basis of Economic Risk Capital (ERC), increased 3% in the second quarter of 2004 compared with the previous quarter. The increase was due to higher credit, emerging market and real estate risks at Credit Suisse First Boston, partially offset by lower foreign exchange and interest rate risks at Winterthur. The more narrowly defined average Value-at-Risk (VaR) in US dollar terms for the trading book of Credit Suisse First Boston remained unchanged during the second quarter of 2004. The Group’s credit-related balance sheet exposure was essentially unchanged as of June 30, 2004, compared with March 31, 2004.

Economic Risk Capital trends
Credit Suisse Group assesses risk and economic capital adequacy using its Economic Risk Capital (ERC) model. ERC is designed to measure all quantifiable risks associated with the Group’s activities on a consistent and comprehensive basis. Credit Suisse Group assigns ERC for position risk, operational risk and business risk. Position risk measures the potential annual economic loss associated with market, credit and insurance exposures that is exceeded with a given, small probability (1% for risk management purposes; 0.03% for capital management purposes). It is not a measure of the potential impact on reported earnings, since non-trading activities generally are not marked to market through earnings.

Over the course of the second quarter of 2004, Credit Suisse Group’s 1-year, 99% position risk ERC increased by 3%. The increase was due to higher credit, emerging market and real estate risks at Credit Suisse First Boston, partially offset by lower foreign exchange and interest rate risks at Winterthur. The increase in Credit Suisse First Boston’s credit risk reflects activity in the strong leveraged and bank finance markets.

At the end of the second quarter of 2004, 52% of the Group’s position risk ERC was with Credit Suisse First Boston, 44% was with Credit Suisse Financial Services (of which 68% was with the insurance units and 32% was with the banking units) and 4% was with the Corporate Center.

Trading risks
Credit Suisse Group assumes trading risks through the trading activities of the Institutional Securities segment of Credit Suisse First Boston and – to a lesser extent – the trading activities of the banking segments of Credit Suisse Financial Services. Trading risks are measured using Value-at-Risk (VaR) as one of a range of risk measurement tools. VaR is the potential loss in fair value of trading positions due to adverse market movements over a defined time horizon and for a specified confidence level. In order to show the aggregate market risk in the Group’s trading books, the table below shows the trading-related market risk for Credit Suisse First Boston, Credit Suisse Financial Services and Credit Suisse Group on a consolidated basis, as measured by a 10-day VaR scaled to a 1-day holding period and based on a 99% confidence level. This means that there is a one in 100 chance of incurring a daily trading loss that is at least as large as the reported VaR.

Credit Suisse First Boston’s average 1-day, 99% VaR in the second quarter of 2004 was CHF 68 million, compared to CHF 66 million during the first quarter of 2004. In US dollar terms, Credit Suisse First Boston’s average 1-day, 99% VaR was unchanged at USD 53 million during both the second and first quarters of 2004.

Credit Suisse Financial Services’ average 1-day, 99% VaR in the second quarter of 2004 was CHF 12 million, compared to CHF 14 million during the first quarter of 2004. The 18% decrease was mainly due to lower inventory positions in structured investment products.

The segments with trading portfolios use backtesting to assess the accuracy of the VaR model. Daily backtesting profit and loss is compared to VaR with a one-day holding period. Backtesting profit and loss is a subset of actual trading revenue and includes only the profit and loss effects due to movements in financial market variables such as interest rates, equity prices and foreign exchange rates on the previous night’s positions. It is appropriate to compare this measure with VaR for backtesting purposes, since VaR assesses only the potential change in position value due to overnight movements in financial market variables. On average, an accurate one-day, 99% VaR model should have no more than four backtesting exceptions per year. A backtesting exception occurs when the daily loss exceeds the daily VaR estimate.

Credit Suisse First Boston had one backtesting exception during the second quarter of 2004 (the only one over the last 12 months), as evidenced in the graph entitled “CSFB Backtesting”. The histogram entitled “CSFB Trading Revenue Distribution” compares the distribution of daily backtesting profit and loss during the second quarter of 2004 with the distribution of actual trading revenues, which includes fees, commissions, provisions and the profit and loss effects associated with any trading subsequent to the previous night’s positions.

Loan exposure
Credit Suisse Group’s total gross loan exposure was essentially unchanged at June 30, 2004, compared with March 31, 2004. Loans at Credit Suisse Financial Services increased 1%, while loan exposure at Credit Suisse First Boston was 10% lower.

Compared to March 31, 2004, non-performing loans at Credit Suisse Group declined 7% and total impaired loans declined 11% as of the end of the second quarter of 2004. Reductions were reported in both business units, as was also the case in the first quarter of 2004.

Non-performing loans at Credit Suisse First Boston declined 9%, while total impaired loans were 22% lower. Non-performing loans declined 6% at Credit Suisse Financial Services, while total impaired loans declined 7%.

Provisions for credit losses charged to the income statement for the second quarter of 2004 were CHF 133 million, an increase from the very low CHF 34 million recorded for the first quarter of 2004 as well as the CHF 114 million recorded for the second quarter of 2003. Presented on page 11 are the additions, releases, and recoveries included in calculating the allowance for loan losses.

Coverage of non-performing loans by valuation allowances declined in the second quarter of 2004 at Credit Suisse Group and both business units. Coverage of total impaired loans by valuation allowances increased in the second quarter of 2004 at Credit Suisse Group and Credit Suisse First Boston, while declining at Credit Suisse Financial Services.

Key Position Risk Trends
				Change Analysis: Brief Summary
		Change in % from

in CHF m	30.06.04	31.03.04	30.06.03	30.06.04 vs 31.03.04

Interest Rate, Credit Spread ERC &
Foreign Exchange ERC	4,365	(8%)	(9%)	Decrease at Winterthur due to lower foreign exchange and interest rate risks, partially offset by higher interest rate exposures at Credit Suisse First Boston and Credit Suisse Financial Services banking segments.
Equity Investment ERC	3,114	(14%)	9%	Lower equity trading risks at Credit Suisse First Boston and Credit Suisse Financial Services banking segments, partially offset by higher private equity positions at Winterthur.
Swiss & Retail Lending ERC	1,742	(4%)	(11%)	Lower lending risks at Credit Suisse Financial Services banking segments due to a reduction of legacy impaired assets.
International Lending ERC &
Counterparty ERC	2,672	10%	(8%)	Activity in the strong leveraged and bank finance markets.
Emerging Markets ERC	2,008	9%	15%	Increases in emerging market risk at Credit Suisse First Boston due to increases in Brazil and Turkey, partially offset by lower emerging market positions at Winterthur.
Real Estate ERC &
Structured Asset ERC 1)	3,447	5%	(9%)	Higher commercial and residential real estate exposures at Credit Suisse First Boston.
Insurance Underwriting ERC	669	(1%)	(36%)	No material change.

Simple sum across risk categories	18,017	(2%)	(6%)

Diversification benefit	(5,240)	(14%)	(20%)

Total Position Risk ERC	12,777	3%	2%

1-year, 99% position risk ERC, excluding foreign exchange translation risk. For an assessment of the total risk profile, operational risk ERC and business risk ERC have to be considered. For a more detailed description of the Group’s ERC model, please refer to Credit Suisse Group's Annual Report 2003, which is available on the website: www.credit-suisse.com/annualreport2003. Prior period balances have been restated for methodology changes in order to maintain consistency over time.
1) This category comprises the real estate investments of Winterthur, Credit Suisse First Boston’s commercial real estate exposures, Credit Suisse First Boston’s residential real estate exposures, Credit Suisse First Boston’s asset-backed securities exposure as well as the real estate acquired at auction and real estate for own use in Switzerland.

Market risk in the Credit Suisse Group trading portfolios (99%, 1-day VaR) 1)
	2Q2004						1Q2004

in CHF m	Minimum		Maximum		Average	30.06.04	Minimum		Maximum		Average	31.03.04

Credit Suisse Financial Services
Interest rate & credit spread	2.7		4.2		3.3	2.8	3.0		5.4		3.8	3.5
Foreign exchange rate	1.9		3.9		2.7	3.1	1.7		6.9		2.9	4.6
Equity	5.8		15.3		9.9	8.9	7.8		30.4		12.2	12.4
Commodity	0.6		1.7		1.1	1.1	0.4		1.6		0.7	1.4
Diversification benefit	–	2)	–	2)	(5.4)	(4.6)	–	2)	–	2)	(5.4)	(7.5)

Total	7.2		17.2		11.6	11.3	9.6		32.8		14.2	14.4

Credit Suisse First Boston
Interest rate & credit spread	38.1		77.0		54.4	73.3	36.6		80.8		57.6	39.5
Foreign exchange rate	12.0		31.1		19.6	15.3	12.1		30.1		20.2	19.7
Equity	34.8		53.1		40.9	41.6	21.5		48.1		32.4	43.9
Commodity	0.2		0.8		0.4	0.2	0.0		1.0		0.6	0.5
Diversification benefit	–	2)	–	2)	(47.6)	(63.8)	–	2)	–	2)	(44.5)	(39.9)

Total	49.1		104.5		67.7	66.6	46.5		90.0		66.3	63.7

Credit Suisse Group 3)
Interest rate & credit spread	41.0		73.2		56.5	73.2	39.8		73.9		59.0	39.8
Foreign exchange rate	13.5		15.9		14.7	19.7	12.7		20.6		17.6	19.7
Equity	39.8		44.7		43.0	47.7	31.1		47.7		40.8	47.7
Commodity	0.6		1.0		0.8	1.3	0.6		1.3		0.8	1.3
Diversification benefit	–	2)	–	2)	(45.2)	(73.2)	–	2)	–	2)	(39.4)	(42.6)

Total	66.3		74.4		69.8	68.7	65.9		91.1		78.8	65.9

1) Represents 10-day VaR scaled to a 1-day holding period.
2) As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.
3) The VaR estimates for Credit Suisse Group are performed on a monthly basis and the VaR statistics for Credit Suisse Group therefore refer to monthly numbers. The consolidated VaR estimates for Credit Suisse Group are net of diversification benefits between Credit Suisse First Boston and Credit Suisse Financial Services.

CSFB backtesting CSFB trading revenue distribution, 2nd quarter of 2004

Loans outstanding
	Credit Suisse			Credit Suisse			Credit Suisse
	Financial Services			First Boston			Group

in CHF m	30.06.04	31.03.04	31.12.03	30.06.04	31.03.04	31.12.03	30.06.04	31.03.04	31.12.03

Consumer loans:
Mortgages	71,721	70,505	68,083	0	0	0	71,721	70,505	68,083
Loans collateralized by securities	14,991	13,563	14,379	0	0	0	14,991	13,563	14,379
Other	2,377	3,261	2,339	452	992	1,172	2,829	4,253	3,511

Consumer loans	89,089	87,329	84,801	452	992	1,172	89,541	88,321	85,973

Corporate loans:
Real estate	30,033	30,480	30,174	452	318	188	30,485	30,798	30,362
Commercial & industrial loans	35,212	35,579	34,097	14,199	14,105	13,859	49,411	49,684	47,956
Loans to financial institutions	9,637	9,272	8,374	3,467	4,562	4,473	13,104	13,834	12,847
Governments and public institutions	4,004	3,444	3,429	511	1,172	1,152	4,515	4,616	4,581

Corporate loans	78,886	78,775	76,074	18,629	20,157	19,672	97,515	98,932	95,746

Loans, gross	167,975	166,104	160,875	19,081	21,149	20,844	187,056	187,253	181,719

(Unearned income)/deferred expenses, net	130	129	131	(41)	(38)	(25)	89	91	106
Allowance for loan losses	(2,733)	(2,990)	(3,263)	(1,057)	(1,199)	(1,383)	(3,790)	(4,189)	(4,646)

Total loans, net	165,372	163,243	157,743	17,983	19,912	19,436	183,355	183,155	177,179

This disclosure presents the lending exposure of the Group from a risk management perspective. This presentation differs from other disclosures in this document.

Total loan portfolio exposure and allowance for loan losses
	Credit Suisse			Credit Suisse			Credit Suisse
	Financial Services			First Boston			Group

in CHF m	30.06.04	31.03.04	31.12.03	30.06.04	31.03.04	31.12.03	30.06.04	31.03.04	31.12.03

Non-performing loans	1,602	1,667	1,981	938	970	996	2,540	2,637	2,977
Non-interest earning loans	1,382	1,506	1,523	13	70	246	1,394	1,575	1,769

Total non-performing loans	2,984	3,173	3,504	951	1,040	1,242	3,934	4,212	4,746

Restructured loans	57	14	27	6	239	256	64	253	283
Potential problem loans	1,425	1,611	1,817	322	354	361	1,747	1,965	2,178

Total other impaired loans	1,482	1,625	1,844	328	593	617	1,811	2,218	2,461

Total impaired loans	4,466	4,798	5,348	1,279	1,633	1,859	5,745	6,430	7,207

Loans, gross	167,975	166,104	160,875	19,081	21,149	20,844	187,056	187,253	181,719

(Unearned income)/deferred expenses, net	130	129	131	(41)	(38)	(25)	89	91	106
Allowance for loan losses	(2,733)	(2,990)	(3,263)	(1,057)	(1,199)	(1,383)	(3,790)	(4,189)	(4,646)

Total loans, net	165,372	163,243	157,743	17,983	19,912	19,436	183,355	183,155	177,179

Valuation allowances as % of
Total non-performing loans	91.6%	94.2%	93.1%	111.1%	115.3%	111.4%	96.3%	99.5%	97.9%
Total impaired loans	61.2%	62.3%	61.0%	82.6%	73.4%	74.4%	66.0%	65.1%	64.5%

Allowance for loan losses
	Credit Suisse			Credit Suisse			Credit Suisse
	Financial Services			First Boston			Group

in CHF m	2Q2004	1Q2004	2Q2003	2Q2004	1Q2004	2Q2003	2Q2004	1Q2004	2Q2003

Balance beginning of period	2,990	3,263	3,892	1,199	1,383	2,983	4,189	4,646	6,875

New provisions	146	127	134	174	38	127	319	165	261
Releases of provisions	(93)	(64)	(82)	(89)	(67)	(64)	(181)	(131)	(147)

Net additions charged to income statement	53	63	52	85	(29)	63	138	34	114

Gross write-offs	(309)	(380)	(428)	(247)	(210)	(193)	(556)	(590)	(621)
Recoveries	7	6	6	12	5	6	20	11	12

Net write-offs	(302)	(374)	(422)	(235)	(205)	(187)	(536)	(579)	(609)

Allowances acquired	0	0	1	0	0	0	0	0	1
Provisions for interest	2	10	12	11	13	13	11	24	25
Foreign currency translation impact and other adjustments, net	(10)	28	26	(3)	37	(2)	(12)	64	25

Balance end of period	2,733	2,990	3,561	1,057	1,199	2,870	3,790	4,189	6,431

Provision for credit losses disclosed in the income statement also includes provisions for lending related exposure.

REVIEW OF BUSINESS UNITS | CREDIT SUISSE FINANCIAL SERVICES

Credit Suisse Financial Services recorded strong net income of CHF 1,070 million in the second quarter of 2004. The Private Banking segment reported continued good revenue generation and net new assets of CHF 7.9 billion. Corporate & Retail Banking posted a strong result, benefiting from gains on interest rate derivatives. Life & Pensions and Non-Life, the insurance segments, recorded a good operating performance as well as solid investment income.

Credit Suisse Financial Services reported net income of CHF 1,070 million in the second quarter of 2004. This result compares to a net loss of CHF 646 million in the second quarter of 2003, which included a goodwill impairment charge of CHF 1,510 million at Life & Pensions during that period. The improvement in the business unit’s underlying operating result was attributable to strong growth in revenues and its continued focus on improving process efficiency. Net income in the second quarter of 2004 was slightly below the strong first quarter.

Private Banking recorded net income of CHF 665 million in the second quarter of 2004, driven by solid net revenues. Additionally, the segment achieved good annualized net new asset growth of 5.8%. Corporate & Retail Banking posted strong quarterly net income of CHF 256 million, based on a good operating performance and benefiting from gains on interest rate derivatives. Life & Pensions and Non-Life posted net income of CHF 67 million and CHF 82 million, respectively, in the second quarter of 2004. Both insurance segments recorded a good operating performance as well as solid investment income. At Non-Life, second quarter net income was negatively impacted by restructuring charges, related primarily to the streamlining of its Spanish operations, and by provisions related to discontinued businesses in the United Kingdom and France.

Private Banking
In the second quarter of 2004, Private Banking reported net income of CHF 665 million, up CHF 264 million, or 66%, versus the second quarter of 2003 and practically unchanged compared to the first quarter of 2004. The segment continued to benefit from its powerful franchise and its expertise in the areas of product innovation and distribution. Private Banking recorded solid revenues and achieved sustained growth in net new assets over the quarter.

Net revenues totaled CHF 1,869 million in the second quarter of 2004, representing an increase of 26% versus the second quarter of 2003. This rise was due to higher commissions and fees – reflecting increased product issuing volumes – and a higher asset base, while brokerage revenues remained stable versus the second quarter of 2003. Net interest income benefited primarily from dividend income from the equity portfolio. This was partially offset by the lower ex-dividend value of the equity portfolio reported in trading revenues. Excluding this effect, trading revenues were strong. Additionally, trading revenues were positively impacted by a change in the fair value of interest rate derivatives in the amount of CHF 57 million, whereas the same effect led to a negative impact of CHF 55 million in the second quarter of 2003. Compared to the first quarter of 2004, net revenues decreased 4%, mainly driven by lower brokerage income.

Total operating expenses amounted to CHF 1,083 million in the second quarter of 2004, up 14% compared to the second quarter of 2003. Efficiency improvements were more than offset by higher incentive-related compensation accruals – reflecting the stronger results – as well as by higher commission expenses.

The cost/income ratio improved to 57.9% for the second quarter of 2004, compared to 64.1% in the second quarter of the previous year. Private Banking’s gross margin remained high at 139.1 basis points in the second quarter of 2004, representing a decrease of 7.2 basis points versus the previous quarter but an increase of 14.5 basis points compared to the second quarter of 2003.

Private Banking continued to generate good net new asset inflows. The segment reported CHF 7.9 billion in net new assets in the second quarter of 2004 – representing an annualized growth rate of 5.8%, exceeding its mid-term target rate of 5% – with inflows from all major regions. Assets under management stood at CHF 537.2 billion at the end of the second quarter of 2004, down CHF 3.4 billion, or 0.6%, from the end of the first quarter. Net asset inflow was more than offset by market valuations and foreign exchange impacts. Compared to the end of the second quarter of 2003, assets under management were up CHF 44.0 billion, or 8.9%.

Corporate & Retail Banking
Corporate & Retail Banking recorded strong net income of CHF 256 million in the second quarter of 2004, up CHF 93 million, or 57%, versus the corresponding period of 2003, and up CHF 67 million, or 35%, from the previous quarter. This result reflects the positive change in the fair value of interest rate derivatives, as well as the segment’s continuing efforts to further enhance profitability by strengthening its client focus and increasing the efficiency of operating processes.

Second quarter net revenues amounted to CHF 950 million, up 20% versus the second quarter of 2003. This improved performance was partly due to an increase in commissions and fees, which is in line with Corporate & Retail Banking’s strategy of sharpening its focus on retail investment products and increasing commission-based revenues in lending and payment services. Trading revenues benefited from gains on interest rate derivatives used for risk management purposes but not qualifying for hedge accounting. This had a positive impact of CHF 136 million in the second quarter of 2004, whereas the same effect led to a positive impact of CHF 3 million in the second quarter of 2003 and a negative impact of CHF 31 million in the first quarter of 2004.

Provisions for credit losses remained moderate at CHF 60 million, due to the continued favorable risk profile of the lending portfolio. Total impaired loans declined CHF 326 million to CHF 4.1 billion as of June 30, 2004, compared to the end of the previous quarter.

In the second quarter of 2004, total operating expenses increased CHF 19 million, or 4%, versus the corresponding period of 2003. Efficiency improvements were more than offset by higher incentive-related compensation accruals, reflecting the better result.

The return on average allocated capital increased to 20.4% in the second quarter of 2004, compared to 12.9% in the second quarter of 2003. Corporate & Retail Banking further improved its cost/income ratio to 58.2%, down 9.5 percentage points compared to the second quarter of 2003.

Life & Pensions
In the first half of 2004, Life & Pensions reported net income of CHF 206 million, compared to a net loss of CHF 1,818 million in the corresponding period of the previous year. A goodwill impairment of CHF 1,510 million and the cumulative effect of a change in accounting for provisions for policyholder guarantees and annuities, both of which were recognized in the first half of 2003, were the primary drivers behind this year-on-year improvement. Additionally, a high level of investment income and lower administration expenses in the first half of 2004 contributed to the increase in Life & Pensions’ net income.

Compared to the first quarter of 2004, net income decreased CHF 72 million to CHF 67 million in the second quarter of 2004, due primarily to lower realized investment gains.

The total business volume, which includes deposits from policyholders and gross premiums written on traditional business, increased 1% in the first half of 2004 compared to the first half of 2003. Deposit business, which includes investment-type products such as unit-linked policies, increased 20%, or CHF 477 million, in the first half of 2004 versus the corresponding period of the previous year, reflecting Life & Pensions’ increased strategic focus on such products. In its traditional business lines, the segment reported gross premiums written of CHF 6,683 million in the first half of 2004, representing a decrease of 6%, or CHF 402 million, compared to the corresponding period of the previous year. Net new assets amounted to CHF 2.2 billion in the first half of 2004, compared to CHF 2.6 billion in the first half of 2003.

Net investment income increased CHF 266 million to CHF 2,403 million versus the first half of the previous year. This improvement reflects the lower losses and impairments on equity investments, as well as a high level of realized gains reported primarily in the first quarter of 2004. In the first half of 2004, the return on investments allocated to traditional life policies amounted to 5.1%, compared to 4.7% in the first half of 2003. Current income was 3.9%, essentially unchanged versus the first half of 2003, and net realized gains increased to 1.2%.

In the first half of 2004, insurance underwriting and acquisition expenses increased by 14%, driven mainly by increased amortization of the present value of future profits (PVFP) as a result of the high level of investment income during the same period. Administration expenses were down CHF 73 million compared to the first half of 2003, due mainly to further efficiency gains. The expense ratio improved by 0.5 percentage points to 8.5%. Return on average allocated capital amounted to 7.9% in the first half of 2004.

In May 2004, Life & Pensions announced the divestiture of Personal Pension Management Limited (PPML) – a wholly owned subsidiary of Winterthur Life UK – to the Capita Group Plc. This transaction was completed in July 2004. The sale of PPML will enable Winterthur Life UK to focus increasingly on its core business.

Non-Life
Net income for the first half of 2004 stood at CHF 185 million, compared to CHF 183 million for the corresponding period of the previous year. Non-Life reported improved underwriting results and higher investment income in the first half of 2004, partially offset by provisions relating to discontinued businesses in the United Kingdom and France, as well as restructuring charges related primarily to the streamlining of its Spanish operations.

Net income in the second quarter of 2004 decreased CHF 21 million to CHF 82 million compared to the previous quarter. This decrease reflects the above-mentioned provisions and restructuring charges as well as a lower investment result.

In the first half of 2004, net premiums earned increased CHF 449 million, or 9%, to CHF 5,484 million, compared to the corresponding period of the previous year, driven to a significant extent by tariff increases across all major markets.

In the first half of 2004, Non-Life reported a significant increase in net investment income of CHF 179 million, to CHF 599 million, compared to the first half of 2003. This strong result reflects a lower level of impairments and losses on equity investments and high net realized gains reported primarily in the first quarter of 2004. In the first half of 2004, the total investment return was 4.8%, compared to 3.9% in the first half of 2003. Current income stood at 3.5% and realized gains/losses were 1.3%.

The combined ratio improved by 1.6 percentage points to 99.0% in the first half of 2004 and stood at 97.5% in the second quarter of 2004. The claims ratio stood at 74.0%, essentially unchanged versus the first half of 2003. The expense ratio decreased 1.8 percentage points to 25.0% in the first half of the year, compared to the corresponding period of 2003, as the increase in expenses was contained to 1% compared to net premium growth of 9%.

Non-Life reported a net loss from discontinued operations of CHF 103 million in the first half of 2004, compared to net income of CHF 62 million in the first half of 2003. This result was due mainly to provisions related to the sale of Non-Life’s French subsidiary Rhodia Assurances S.A., as well as charges that arose in the first half of 2004 in respect to risks retained on the business sold in the United Kingdom in 2003.

Credit Suisse Financial Services
				Change	Change			Change
				in % from	in % from			in % from
						6 months

in CHF m, except where indicated	2Q2004	1Q2004	2Q2003	1Q2004	2Q2003	2004	2003	2003

Net revenues	9,039	11,880	8,370	(24)	8	20,919	19,342	8

Total benefits, claims and credit losses	4,676	7,647	4,692	(39)	0	12,323	12,117	2

Total operating expenses	2,906	2,751	4,189	6	(31)	5,657	6,902	(18)

Net income/(loss)	1,070	1,112	(646)	(4)	–	2,182	(520)	–

Cost/income ratio banking segments	58.0%	57.5%	65.4%	–	–	57.8%	65.3%	–

Return on average allocated capital	27.0%	28.4%	(13.8%)	–	–	27.6%	(5.6%)	–
Average allocated capital	16,316	15,804	18,477	3	(12)	16,144	18,444	(12)

				Change	Change
				in % from	in % from
	30.06.04	31.03.04	31.12.03	31.03.04	31.12.03

Assets under management in CHF bn	733.2	739.4	704.1	(1)	4

Number of employees (full-time equivalents)	39,857	40,531	41,195	(2)	(3)

Private Banking income statement
				Change	Change			Change
				in % from	in % from			in % from
						6 months

in CHF m	2Q2004	1Q2004	2Q2003	1Q2004	2Q2003	2004	2003	2003

Net interest income	648	411	399	58	62	1,059	744	42

Commissions and fees	1,178	1,292	1,069	(9)	10	2,470	2,065	20
Trading revenues including realized gains/(losses) from investment securities, net	9	181	(1)	(95)	–	190	126	51
Other revenues	34	56	11	(39)	209	90	30	200

Total noninterest revenues	1,221	1,529	1,079	(20)	13	2,750	2,221	24

Net revenues	1,869	1,940	1,478	(4)	26	3,809	2,965	28

Provision for credit losses	(8)	6	5	–	–	(2)	16	–

Compensation and benefits	564	582	509	(3)	11	1,146	1,004	14
Other expenses	519	493	438	5	18	1,012	897	13
Restructuring charges	0	(2)	1	–	–	(2)	1	–

Total operating expenses	1,083	1,073	948	1	14	2,156	1,902	13

Income from continuing operations before taxes, minority interests and extraordinary items	794	861	525	(8)	51	1,655	1,047	58

Income tax expense	124	175	121	(29)	2	299	247	21
Minority interests, net of tax	5	5	4	0	25	10	7	43

Income from continuing operations before extraordinary items	665	681	400	(2)	66	1,346	793	70

Income/(loss) from discontinued operations, net of tax	0	0	0	–	–	0	(1)	–
Extraordinary items, net of tax	0	0	1	–	–	0	5	–

Net income	665	681	401	(2)	66	1,346	797	69

Private Banking key information
				6 months

	2Q2004	1Q2004	2Q2003	2004	2003

Cost/income ratio	57.9%	55.3%	64.1%	56.6%	64.1%

Gross margin	139.1 bp	146.3 bp	124.6 bp	142.7 bp	126.9 bp
of which asset-driven 1)	80.9 bp	81.7 bp	77.4 bp	81.3 bp	78.6 bp
of which transaction-driven 1)	47.7 bp	56.8 bp	46.8 bp	52.2 bp	43.9 bp
of which other 1)	10.5 bp	7.8 bp	0.4 bp	9.2 bp	4.4 bp
Net margin	49.9 bp	51.8 bp	34.1 bp	50.8 bp	34.4 bp

Net new assets in CHF bn	7.9	10.8	3.7	18.7	5.2

Average allocated capital in CHF m	3,414	3,228	2,955	3,317	2,850

1) Prior periods have been reclassified to conform to the current presentation.

				Change	Change
				in % from	in % from
	30.06.04	31.03.04	31.12.03	31.03.04	31.12.03

Assets under management in CHF bn	537.2	540.6	511.3	(1)	5

Total assets in CHF bn	194.2	197.8	174.9	(2)	11

Number of employees (full-time equivalents)	11,989	11,784	11,850	2	1

Corporate & Retail Banking income statement
				Change	Change			Change
				in % from	in % from			in % from
						6 months

in CHF m	2Q2004	1Q2004	2Q2003	1Q2004	2Q2003	2004	2003	2003

Net interest income	523	536	585	(2)	(11)	1,059	1,135	(7)

Commissions and fees	208	208	170	0	22	416	343	21
Trading revenues including realized gains/(losses) from investment securities, net	197	23	(1)	–	–	220	26	–
Other revenues	22	20	35	10	(37)	42	59	(29)

Total noninterest revenues	427	251	204	70	109	678	428	58

Net revenues	950	787	789	21	20	1,737	1,563	11

Provision for credit losses	60	48	39	25	54	108	89	21

Compensation and benefits	300	275	281	9	7	575	562	2
Other expenses	253	219	253	16	0	472	492	(4)

Total operating expenses	553	494	534	12	4	1,047	1,054	(1)

Income from continuing operations before taxes and minority interests	337	245	216	38	56	582	420	39

Income tax expense	80	56	52	43	54	136	101	35
Minority interests, net of tax	1	0	1	–	0	1	1	0

Net income	256	189	163	35	57	445	318	40

Corporate & Retail Banking key information
				6 months

	2Q2004	1Q2004	2Q2003	2004	2003

Cost/income ratio	58.2%	62.8%	67.7%	60.3%	67.4%

Net new assets in CHF bn	(0.3)	0.9	0.0	0.6	0.2

Return on average allocated capital	20.4%	15.1%	12.9%	17.7%	12.7%
Average allocated capital in CHF m	5,050	5,001	5,084	5,035	5,043

				Change	Change
				in % from	in % from
	30.06.04	31.03.04	31.12.03	31.03.04	31.12.03

Assets under management in CHF bn	53.3	54.4	53.6	(2)	(1)

Total assets in CHF bn	101.9	101.5	98.5	0	3

Mortgages in CHF bn	61.5	60.8	59.8	1	3

Other loans in CHF bn	25.8	25.9	25.1	0	3

Number of branches	214	214	214	–	–

Number of employees (full-time equivalents)	8,160	8,265	8,479	(1)	(4)

Life & Pensions income statement
				Change	Change			Change
				in % from	in % from			in % from
						6 months

in CHF m	2Q2004	1Q2004	2Q2003	1Q2004	2Q2003	2004	2003	2003

Gross premiums written	2,042	4,641	2,103	(56)	(3)	6,683	7,085	(6)

Net premiums earned	2,030	4,612	2,091	(56)	(3)	6,642	7,041	(6)

Net investment income	1,092	1,311	1,136	(17)	(4)	2,403	2,137	12
Other revenues including fees, net revenues from deposit business general and separate account 1)	103	105	115	(2)	(10)	208	203	2

Net revenues	3,225	6,028	3,342	(46)	(4)	9,253	9,381	(1)

Policyholder benefits incurred	2,334	4,959	2,479	(53)	(6)	7,293	7,922	(8)
Dividends to policyholders incurred	257	421	229	(39)	12	678	252	169
Provision for credit losses	2	(1)	4	–	(50)	1	0	–

Total benefits, dividends and credit losses	2,593	5,379	2,712	(52)	(4)	7,972	8,174	(2)

Insurance underwriting and acquisition expenses	153	164	119	(7)	29	317	278	14
Administration expenses	258	237	266	9	(3)	495	568	(13)
Other expenses 1)	67	49	17	37	294	116	59	97
Goodwill impairment	0	0	1,510	–	–	0	1,510	–
Restructuring charges	3	2	10	50	(70)	5	23	(78)

Total operating expenses	481	452	1,922	6	(75)	933	2,438	(62)

Income/(loss) from continuing operations before taxes, minority interests and cumulative effect of accounting changes	151	197	(1,292)	(23)	–	348	(1,231)	–

Income tax expense 1)	71	51	19	39	274	122	107	14
Minority interests, net of tax	6	7	1	(14)	500	13	(3)	–

Income/(loss) from continuing operations before cumulative effect of accounting changes	74	139	(1,312)	(47)	–	213	(1,335)	–

Income/(loss) from discontinued operations, net of tax 1)	(7)	(1)	11	–	–	(8)	46	–
Cumulative effect of accounting changes, net of tax	0	1	0	–	–	1	(529)	–

Net income/(loss)	67	139	(1,301)	(52)	–	206	(1,818)	–

1) Prior periods have been adjusted for discontinued operations.

Life & Pensions key information
				6 months

in CHF m, except where indicated	2Q2004	1Q2004	2Q2003	2004	2003

Total business volume 1)	3,460	6,067	3,259	9,527	9,452

Expense ratio 2)	11.9%	6.6%	11.8%	8.5%	9.0%

Return on average allocated capital	5.2%	10.9%	(72.8%)	7.9%	(52.6%)
Average allocated capital in CHF m	5,565	5,365	7,147	5,523	6,918

1) Includes gross premiums written and policyholder deposits.
2) Insurance underwriting, acquisition and administration expenses as a percentage of total business volume.

				Change	Change
				in % from	in % from
	30.06.04	31.03.04	31.12.03	31.03.04	31.12.03

Assets under management (discretionary) in CHF bn 1)	117.4	118.6	113.8	(1)	3

Technical provisions in CHF bn	108.8	110.0	104.7	(1)	4

Number of employees (full-time equivalents)	6,478	7,038	7,193	(8)	(10)

1) Based on savings-related provisions for policyholders plus off-balance sheet assets.

Life & Pensions investment income
				Change	Change			Change
				in % from	in % from			in % from
						6 months

in CHF m	2Q2004	1Q2004	2Q2003	1Q2004	2Q2003	2004	2003	2003

Net current investment income	1,046	1,002	995	4	5	2,048	1,947	5
of which backing traditional life policies	984	934	935	5	5	1,918	1,850	4
of which backing unit-linked liabilities general account	62	68	60	(9)	3	130	97	34
Realized gains/(losses), net	287	579	838	(50)	(66)	866	807	7
of which backing traditional life policies	148	447	252	(67)	(41)	595	372	60
of which backing unit-linked liabilities general account	139	132	586	5	(76)	271	435	(38)

Net investment income before credited investment income to deposit business general account	1,333	1,581	1,833	(16)	(27)	2,914	2,754	6

Credited investment income to deposit business general account	(241)	(270)	(697)	(11)	(65)	(511)	(617)	(17)

Net investment income	1,092	1,311	1,136	(17)	(4)	2,403	2,137	12

Investment income separate account	(56)	9	232	–	–	(47)	161	–

Life & Pensions investment return
				6 months

in %, except where indicated	2Q2004	1Q2004	2Q2003	2004	2003

Net current investment return backing traditional life policies	4.0%	3.8%	3.9%	3.9%	3.9%
Realized gains/(losses) backing traditional life policies	0.6%	1.8%	1.1%	1.2%	0.8%

Net investment return backing traditional life policies	4.6%	5.6%	5.0%	5.1%	4.7%

Average assets backing traditional life policies in CHF bn	98.0	98.7	95.2	97.8	93.9

Non-Life income statement
				Change	Change			Change
				in % from	in % from			in % from
						6 months

in CHF m	2Q2004	1Q2004	2Q2003	1Q2004	2Q2003	2004	2003	2003

Gross premiums written	2,099	5,471	2,095	(62)	0	7,570	7,062	7

Reinsurance ceded	(17)	(251)	(56)	(93)	(70)	(268)	(340)	(21)
Change in provisions for unearned premiums	597	(2,415)	489	–	22	(1,818)	(1,687)	8

Net premiums earned	2,679	2,805	2,528	(4)	6	5,484	5,035	9

Net investment income	281	318	228	(12)	23	599	420	43
Other revenues including fees	35	2	5	–	–	37	(22)	–

Net revenues	2,995	3,125	2,761	(4)	8	6,120	5,433	13

Claims and annuities incurred	1,904	2,155	1,863	(12)	2	4,059	3,717	9
Dividends to policyholders incurred	128	59	74	117	73	187	122	53
Provision for credit losses	(1)	0	(1)	–	0	(1)	(1)	0

Total claims, dividends and credit losses	2,031	2,214	1,936	(8)	5	4,245	3,838	11

Insurance underwriting and acquisition expenses	388	366	370	6	5	754	741	2
Administration expenses	320	295	294	8	9	615	609	1
Other expenses	24	67	96	(64)	(75)	91	122	(25)
Restructuring charges	57	4	25	–	128	61	36	69

Total operating expenses	789	732	785	8	1	1,521	1,508	1

Income/(loss) from continuing operations before taxes and minority interests	175	179	40	(2)	338	354	87	307

Income tax expense/(benefit)	34	14	(3)	143	–	48	(36)	–
Minority interests, net of tax	19	(1)	3	–	–	18	2	–

Income from continuing operations	122	166	40	(27)	205	288	121	138

Income/(loss) from discontinued operations, net of tax	(40)	(63)	51	(37)	–	(103)	62	–

Net income	82	103	91	(20)	(10)	185	183	1

Non-Life key information
				6 months

in %, except where indicated	2Q2004	1Q2004	2Q2003	2004	2003

Combined ratio	97.5%	100.4%	100.0%	99.0%	100.6%

Expense ratio 1)	26.4%	23.6%	26.3%	25.0%	26.8%

Claims ratio 2)	71.1%	76.8%	73.7%	74.0%	73.8%

Return on average allocated capital	17.7%	18.5%	9.8%	17.9%	9.3%
Average allocated capital in CHF m	2,287	2,211	3,822	2,270	3,986

1) Insurance underwriting, acquisition and administration expenses as a percentage of net premiums earned.
2) Claims and annuities incurred as a percentage of net premiums earned.

				Change	Change
				in % from	in % from
	30.06.04	31.03.04	31.12.03	31.03.04	31.12.03

Assets under management (discretionary) in CHF bn	25.3	25.8	25.4	(2)	0

Technical provisions in CHF bn	26.2	27.0	24.1	(3)	9

Number of employees (full-time equivalents)	13,230	13,444	13,673	(2)	(3)

Non-Life investment income
				Change	Change			Change
				in % from	in % from			in % from
						6 months

in CHF m	2Q2004	1Q2004	2Q2003	1Q2004	2Q2003	2004	2003	2003

Net current investment income	224	215	206	4	9	439	406	8
Realized gains/(losses), net	57	103	22	(45)	159	160	14	–

Net investment income	281	318	228	(12)	23	599	420	43

Non-Life investment return
				6 months

in %, except where indicated	2Q2004	1Q2004	2Q2003	2004	2003

Net current investment return	3.6%	3.5%	3.8%	3.5%	3.8%
Realized gains/(losses), net	0.9%	1.6%	0.4%	1.3%	0.1%

Net investment return	4.5%	5.1%	4.2%	4.8%	3.9%

Average assets in CHF bn	24.9	24.9	21.7	24.8	21.4

Investment portfolio (Life & Pensions and Non-Life)
			Gross	Gross
		Amortized	unrealized	unrealized
in CHF m, as of June 30, 2004	Book value	cost	gains	losses	Fair value

Held-to-maturity debt securities	10,142	10,142	0	304	9,838
Available-for-sale debt securities	70,719	70,054	2,020	1,355	70,719
Available-for-sale equity securities	5,217	4,834	550	167	5,217
Trading debt securities	1,107				1,107
Trading equity securities	10,027				10,027
Mortgage loans	11,091				11,091
Loans	4,842				4,842
Real estate	8,231				8,555
Other investments	3,466				3,466

Investments, general account	124,842				124,862

Investments, separate account	4,052				4,052

Total investments	128,894				128,914

of which Life & Pensions	107,202				107,000
of which Non-Life	21,692				21,914

in CHF m, as of December 31, 2003

Held-to-maturity debt securities	10,186	10,186	0	165	10,021
Available-for-sale debt securities	71,324	69,546	2,671	893	71,324
Available-for-sale equity securities	5,122	4,622	553	53	5,122
Trading debt securities	1,071				1,071
Trading equity securities	8,591				8,591
Mortgage loans	11,054				11,054
Loans	4,523				4,523
Real estate	8,388				8,682
Other investments	3,733				3,733

Investments, general account	123,992				124,121

Investments, separate account	3,991				3,991

Total investments	127,983				128,112

of which Life & Pensions	105,018				104,923
of which Non-Life	22,965				23,189

Trading securities include CHF 10,954 m (December 31, 2003: CHF 9,337 m) held to back unit-linked liabilities in the general account.

REVIEW OF BUSINESS UNITS | CREDIT SUISSE FIRST BOSTON

Credit Suisse First Boston reported net income of CHF 430 million in the second quarter of 2004. Credit Suisse First Boston’s revenues excluding amounts related to minority interests increased modestly compared to the second quarter of 2003, where improvements in Wealth & Asset Management and continued solid investment banking performance were offset by significantly lower trading results. Revenues excluding amounts related to minority interests were down in comparison to the first quarter of 2004. Return on average allocated capital increased 7.9 percentage points to 14.5% and pre-tax margin, excluding minority interest revenues, increased 1.8 percentage points to 13.2% compared with the second quarter of 2003.

Credit Suisse First Boston reported net income of CHF 430 million in the second quarter of 2004, up CHF 228 million, or 113%, compared with the second quarter of 2003. Net income decreased CHF 329 million, or 43%, compared to the first quarter of 2004. Net income was unaffected by the CHF 515 million of increased revenues related to the consolidation of certain private equity and other funds under FIN 46R (“FIN 46R consolidation”), as offsetting minority interests were also recorded. Credit Suisse First Boston’s net revenues excluding amounts related to minority interests increased by 4% compared to the second quarter of 2003 and decreased 13% compared to the first quarter of 2004. The relatively low tax rate of 11% for the second quarter of 2004 was mainly a consequence of non-taxable revenues related to minority interests and, to a lesser degree, the favorable resolution of certain tax matters. Excluding non-taxable revenues, the tax rate was 21%. For the first half of 2004, the reported tax rate was 18% (26% excluding non-taxable revenues related to minority interests).

Institutional Securities’ second quarter 2004 net income decreased CHF 26 million to CHF 129 million compared with the second quarter of 2003, reflecting weaker trading revenues. At Wealth & Asset Management, net income increased CHF 254 million in the second quarter of 2004 compared with the second quarter of 2003, primarily as a result of private equity investment gains from its Alternative Capital Division. At Wealth & Asset Management, assets under management as of June 30, 2004 decreased 1.2%, or CHF 6.0 billion, to CHF 489.3 billion from March 31, 2004, and net new assets were CHF 2.7 billion for the second quarter of 2004.

Institutional Securities
Institutional Securities’ second quarter 2004 net income decreased CHF 26 million to CHF 129 million compared with the second quarter of 2003, reflecting a 5% decrease in net revenues (a 7% decrease excluding amounts related to minority interests) partially offset by a decline in compensation and benefits expenses as well as income tax expenses. The decline in revenue primarily reflected significantly lower fixed income and equity trading results, partially offset by a solid investment banking performance and gains on legacy investments. Compared to the first quarter of 2004, net income declined CHF 494 million on significantly weaker trading results.

Compared to March 31, 2004, total impaired loans decreased CHF 354 million, to CHF 1.3 billion, and valuation allowances as a percentage of total impaired loans increased 9.2 percentage points to 82.6% as of June 30, 2004, as a result of a favorable credit environment. During the second quarter of 2004, provisions for credit losses increased CHF 30 million, to CHF 80 million, from the second quarter of 2003.

Operating expenses of CHF 2,858 million were practically unchanged compared to the second quarter of 2003. Compensation and benefits expenses decreased 3%, or CHF 50 million, in the second quarter of 2004, with a decline in incentive compensation reflecting lower revenues. Non-compensation expenses increased 5%, or CHF 41 million, primarily reflecting increased business activity and a modest rise in litigation costs.

Total investment banking revenues include debt underwriting, equity underwriting and advisory and other fees. Investment banking maintained its net revenue base, with second quarter 2004 revenues of CHF 902 million, up 3% compared to the second quarter of 2003, primarily due to increased advisory and other fees and equity underwriting, and up 7% compared to the first quarter of 2004. Debt underwriting revenue of CHF 472 million decreased 2% compared to the second quarter of 2003 primarily from a decline in asset and real estate securitizations offset by an increase in leveraged finance underwriting. Debt underwriting revenue increased 19% compared to the first quarter of 2004, primarily resulting from higher leveraged and syndicated finance fees. Credit Suisse First Boston continued to be ranked first in global high-yield new issuances for the second quarter of 2004. Equity underwriting revenues in the second quarter of 2004 increased 9%, to CHF 189 million, compared to the second quarter of 2003 as the industry-wide volume of new issuances improved. However, equity underwriting revenues decreased 22% compared to the first quarter of 2004, primarily due to a decline industry-wide in the volume of new issuances. Second quarter 2004 advisory and other fees increased 11% compared to the second quarter of 2003, reflecting an increase in merger and acquisition activity.

Total trading revenues include fixed income and equity sales and trading, and reflected rising interest rates and geopolitical uncertainties during the second quarter of 2004. Fixed income trading generated revenues of CHF 1,012 million in the second quarter of 2004, a decrease of 38% compared to the second quarter of 2003, primarily as a result of a decline in proprietary trading results, lower client activity and losses on derivatives used for risk management purposes, which do not qualify for hedge accounting. In comparison to the strong first quarter of 2004, fixed income trading for the second quarter of 2004 declined CHF 857 million, or 46%, across most product areas and included losses on derivatives similar to above. Equity trading revenues were CHF 843 million in the second quarter of 2004, a decrease of 14% compared to the second quarter of 2003, due to lower proprietary trading results and the adverse impact of lower volumes and liquidity in the convertible securities business. Cash business trading improved in all regions compared to the second quarter of 2003. Equity trading decreased CHF 262 million, or 24%, from the first quarter of 2004, principally due to lower proprietary trading results.

Other revenues increased to CHF 377 million in the second quarter of 2004 compared to a CHF 162 million loss in the second quarter of 2003, primarily as a result of gains on legacy investments in the second quarter of 2004, offset in part by a loss on derivatives used to manage certain risks in the corporate loan portfolio but not qualifying for hedge accounting. Other revenues increased CHF 194 million, or 106%, in the second quarter of 2004 compared to the first quarter of 2004, primarily resulting from gains on legacy investments. The net exposure to legacy investments as of June 30, 2004, was reduced to CHF 1.9 billion, including unfunded commitments for the real estate portfolio, a decline of CHF 30 million from March 31, 2004. Other revenues in the second quarter of 2004 include CHF 53 million related to the FIN 46R consolidation.

Wealth & Asset Management
The Wealth & Asset Management segment is comprised of Credit Suisse Asset Management, Private Client Services and Other. Credit Suisse Asset Management includes the results of the private equity and private fund group activities derived from fixed income, equity, balanced, money market, real estate and alternative investment asset management activities. Within Credit Suisse Asset Management, the Alternative Capital Division brings together its alternative investment activities, including the private equity and private fund groups.

Wealth & Asset Management reported net income of CHF 301 million for the second quarter of 2004, an increase of CHF 254 million and CHF 165 million compared to the second quarter of 2003 and the first quarter of 2004, respectively. This was principally due to increased investment related gains, asset management and administrative fees, and other revenues.

Wealth & Asset Management’s second quarter 2004 net revenues were CHF 1,499 million, an increase of CHF 851 million, or 131%, compared to the second quarter of 2003. The increase was due to CHF 462 million related to the FIN 46R consolidation, with the balance due to gains on private equity investments and higher asset management fees. Revenues before investment related gains in the second quarter of 2004 increased 16% to CHF 657 million compared with the second quarter of 2003 with higher asset management fees and, for alternative investments, higher performance fees. Second quarter 2004 investment related gains increased 352% compared to the second quarter of 2003, to CHF 380 million, principally from private equity gains. CHF 4.8 billion assets from private equity and other funds were consolidated in the balance sheet at June 30, 2004, under the FIN 46R consolidation compared to CHF 1.0 billion consolidated at March 31, 2004.

Operating expenses increased 7% to CHF 636 million in the second quarter of 2004 compared with the second quarter of 2003, with other expenses up primarily as a result of volume-related commission expenses at Credit Suisse Asset Management and increased compensation expenses reflecting increased revenues.

Wealth & Asset Management’s net new assets were CHF 2.7 billion in the second quarter of 2004, compared to CHF 0.6 billion in the first quarter of 2004. The negative impact of foreign currency exchange rate movements reduced assets under management as of June 30, 2004, by CHF 6.0 billion, or 1.2%, compared to March 31, 2004.

Credit Suisse First Boston
				Change	Change			Change
				in % from	in % from			in % from
						6 months

in CHF m, except where indicated	2Q2004	1Q2004	2Q2003	1Q2004	2Q2003	2004	2003	2003

Net revenues	4,633	4,863	3,960	(5)	17	9,496	8,189	16
Net revenues (excluding minority interest revenues) 1)	4,118	4,755	3,960	(13)	4	8,873	8,189	8

Total operating expenses	3,494	3,722	3,460	(6)	1	7,216	6,868	5

Net income	430	759	202	(43)	113	1,189	800	49

Cost/income ratio	75.4%	76.5%	87.4%	–	–	76.0%	83.9%	–
Cost/income ratio (excluding minority interest revenues) 1)	84.8%	78.3%	87.4%	–	–	81.3%	83.9%	–

Compensation/revenue ratio	47.3%	52.0%	56.0%	–	–	49.7%	52.8%	–
Compensation/revenue ratio (excluding minority interest revenues) 1)	53.2%	53.2%	56.0%	–	–	53.2%	52.8%	–

Pre-tax margin	22.9%	23.9%	11.4%	–	–	23.4%	13.6%	–
Pre-tax margin (excluding minority interest revenues) 1)	13.2%	22.2%	11.4%	–	–	18.0%	13.6%	–

Return on average allocated capital	14.5%	28.1%	6.6%	–	–	21.0%	12.8%	–
Average allocated capital	11,824	10,806	12,212	9	(3)	11,298	12,524	(10)

1) Excluding CHF 515 million, CHF 108 million and CHF 623 million in 2Q2004, 1Q2004 and 6 months 2004, respectively, in minority interest revenues relating to the FIN 46R consolidation.

				Change	Change
				in % from	in % from
	30.06.04	31.03.04	31.12.03	31.03.04	31.12.03

Assets under management in CHF bn	494.1	501.9	477.0	(2)	4

Number of employees (full-time equivalents)	18,718	18,453	18,341	1	2

Institutional Securities income statement
				Change	Change			Change
				in % from	in % from			in % from
						6 months

in CHF m	2Q2004	1Q2004	2Q2003	1Q2004	2Q2003	2004	2003	2003

Net interest income	1,065	1,042	937	2	14	2,107	1,766	19

Investment banking	902	840	873	7	3	1,742	1,686	3
Commissions and fees	617	763	624	(19)	(1)	1,380	1,236	12
Trading revenues including realized gains/(losses) from investment securities, net	199	1,248	759	(84)	(74)	1,447	2,080	(30)
Other revenues	351	104	119	238	195	455	98	364

Total noninterest revenues	2,069	2,955	2,375	(30)	(13)	5,024	5,100	(1)

Net revenues	3,134	3,997	3,312	(22)	(5)	7,131	6,866	4

Provision for credit losses	80	(21)	50	–	60	59	204	(71)

Compensation and benefits	1,916	2,251	1,966	(15)	(3)	4,167	3,805	10
Other expenses	942	847	901	11	5	1,789	1,864	(4)

Total operating expenses	2,858	3,098	2,867	(8)	0	5,956	5,669	5

Income from continuing operations before taxes, minority interests and cumulative effect of accounting changes	196	920	395	(79)	(50)	1,116	993	12

Income tax expense	14	257	228	(95)	(94)	271	315	(14)
Minority interests, net of tax	53	40	0	33	–	93	0	–

Income from continuing operations before cumulative effect of accounting changes	129	623	167	(79)	(23)	752	678	11

Cumulative effect of accounting changes, net of tax	0	0	(12)	–	–	0	(12)	–

Net income	129	623	155	(79)	(17)	752	666	13

Institutional Securities revenue disclosure
				Change	Change			Change
				in % from	in % from			in % from
						6 months

in CHF m	2Q2004	1Q2004	2Q2003	1Q2004	2Q2003	2004	2003	2003

Debt underwriting	472	397	484	19	(2)	869	825	5
Equity underwriting	189	243	173	(22)	9	432	286	51

Underwriting	661	640	657	3	1	1,301	1,111	17

Advisory and other fees	241	200	217	21	11	441	576	(23)

Total investment banking	902	840	874	7	3	1,742	1,687	3

Fixed income	1,012	1,869	1,622	(46)	(38)	2,881	3,558	(19)
Equity	843	1,105	978	(24)	(14)	1,948	1,703	14

Total trading	1,855	2,974	2,600	(38)	(29)	4,829	5,261	(8)

Other (including loan portfolio)	377	183	(162)	106	–	560	(82)	–

Net revenues	3,134	3,997	3,312	(22)	(5)	7,131	6,866	4

Commissions, fees and other	686	751	605	(9)	13	1,437	1,187	21
Trading revenues (principal transactions)	332	1,233	1,115	(73)	(70)	1,565	2,422	(35)
Net interest income	837	990	880	(15)	(5)	1,827	1,652	11

Total trading	1,855	2,974	2,600	(38)	(29)	4,829	5,261	(8)

Institutional Securities key information
				6 months

	2Q2004	1Q2004	2Q2003	2004	2003

Cost/income ratio	91.2%	77.5%	86.6%	83.5%	82.6%
Cost/income ratio (excluding minority interest revenues) 1)	92.8%	78.3%	86.6%	84.6%	82.6%

Compensation/revenue ratio	61.1%	56.3%	59.4%	58.4%	55.4%
Compensation/revenue ratio (excluding minority interest revenues) 1)	62.2%	56.9%	59.4%	59.2%	55.4%

Pre-tax margin	6.3%	23.0%	11.9%	15.6%	14.5%
Pre-tax margin (excluding minority interest revenues) 1)	4.6%	22.2%	11.9%	14.5%	14.5%

Return on average allocated capital	4.9%	25.6%	5.6%	14.8%	11.9%
Average allocated capital in CHF m	10,583	9,726	11,037	10,139	11,171

1) Excluding CHF 53 million, CHF 40 million and CHF 93 million in 2Q2004, 1Q2004 and 6 months 2004, respectively, in minority interest revenues relating to the FIN 46R consolidation.

						Change	Change
						in % from	in % from
	30.06.04	31.03.04		31.12.03		31.03.04	31.12.03

Total assets in CHF bn	755.3	762.9		644.4		(1)	17

Number of employees (full-time equivalents)	15,801	15,505	1)	15,374	1)	2	3

1) Prior periods have been adjusted to conform to the current presentation.

Wealth & Asset Management income statement
				Change	Change			Change
				in % from	in % from			in % from
						6 months

in CHF m	2Q2004	1Q2004	2Q2003	1Q2004	2Q2003	2004	2003	2003

Net interest income	42	19	11	121	282	61	13	369

Asset management and administrative fees	632	634	569	0	11	1,266	1,131	12
Trading revenues including realized gains/(losses) from investment securities, net	53	43	70	23	(24)	96	123	(22)
Other revenues	772	170	(2)	354	–	942	56	–

Total noninterest revenues	1,457	847	637	72	129	2,304	1,310	76

Net revenues	1,499	866	648	73	131	2,365	1,323	79

Compensation and benefits	276	277	251	0	10	553	519	7
Other expenses	360	347	342	4	5	707	680	4
of which commission and distribution expenses	218	223	193	(2)	13	441	373	18

Total operating expenses	636	624	593	2	7	1,260	1,199	5

Income from continuing operations before taxes and minority interests	863	242	55	257	–	1,105	124	–

Income tax expense	100	38	7	163	–	138	10	–
Minority interests, net of tax	462	68	0	–	–	530	0	–

Income from continuing operations	301	136	48	121	–	437	114	283

Income/(loss) from discontinued operations, net of tax	0	0	(1)	–	–	0	20	–

Net income	301	136	47	121	–	437	134	226

Wealth & Asset Management revenue disclosure
				Change	Change			Change
				in % from	in % from			in % from
						6 months

in CHF m	2Q2004	1Q2004	2Q2003	1Q2004	2Q2003	2004	2003	2003

Credit Suisse Asset Management	588	600	495	(2)	19	1,188	1,030	15
of which Alternative Capital	106	117	121	(9)	(12)	223	197	13
Private Client Services	69	72	69	(4)	0	141	138	2
Other	0	(1)	0	–	–	(1)	2	–

Total before investment related gains	657	671	564	(2)	16	1,328	1,170	14

Investment related gains 1)	380	127	84	199	352	507	153	231

Net revenues before minority interests	1,037	798	648	30	60	1,835	1,323	39

Minority interest revenues 2)	462	68	0	–	–	530	0	–

Net revenues	1,499	866	648	73	131	2,365	1,323	79

1) Includes realized and unrealized gains/losses from investments as well as net interest income, trading and other revenues associated with the Alternative Capital division and Other.
2) Reflects minority interest revenues relating to the FIN 46R consolidation.

Wealth & Asset Management key information
				6 months

	2Q2004	1Q2004	2Q2003	2004	2003

Cost/income ratio	42.4%	72.1%	91.5%	53.3%	90.6%
Cost/income ratio (excluding minority interest revenues) 1)	61.3%	78.2%	91.5%	68.7%	90.6%

Compensation/revenue ratio	18.4%	32.0%	38.7%	23.4%	39.2%
Compensation/revenue ratio (excluding minority interest revenues) 1)	26.6%	34.7%	38.7%	30.1%	39.2%

Pre-tax margin	57.6%	27.9%	8.5%	46.7%	9.4%
Pre-tax margin (excluding minority interest revenues) 1)	38.7%	21.8%	8.5%	31.3%	9.4%

Return on average allocated capital	96.6%	48.8%	15.8%	73.8%	19.6%
Average allocated capital in CHF m	1,246	1,115	1,189	1,184	1,365

Net new assets in CHF bn
Credit Suisse Asset Management 2)	1.3	0.2	(1.9)	1.5	(6.6)
of which Alternative Capital	0.3	0.7	(0.4)	1.0	(0.7)
Private Client Services	1.4	0.4	(1.8)	1.8	(0.6)

Total net new assets	2.7	0.6	(3.7)	3.3	(7.2)

1) Excluding CHF 462 million, CHF 68 million and CHF 530 million in 2Q2004, 1Q2004 and 6 months 2004, respectively, in minority interest revenues relating to the FIN 46R consolidation.
2) Credit Suisse Asset Management balances for Assets under management and Net new assets include assets managed on behalf of other entities within Credit Suisse Group. This differs from the presentation in the overview of Credit Suisse Group, where such assets are eliminated.

						Change	Change
						in % from	in % from
in CHF bn	30.06.04	31.03.04		31.12.03		31.03.04	31.12.03

Assets under management
Credit Suisse Asset Management 1)	424.7	430.9		412.7		(1)	3
of which Alternative Capital	39.1	34.0		31.1		15	26
Private Client Services	64.6	64.4		61.8		0	5
Total assets under management	489.3	495.3		474.5		(1)	3

of which advisory	166.3	163.8		158.3		2	5
of which discretionary	323.0	331.5		316.2		(3)	2

Active private equity investments	1.2	1.4		1.3		(14)	(8)

Number of employees (full-time equivalents)	2,917	2,948	2)	2,967	2)	(1)	(2)

1) Credit Suisse Asset Management balances for Assets under management and Net new assets include assets managed on behalf of other entities within Credit Suisse Group. This differs from the presentation in the overview of Credit Suisse Group, where such assets are eliminated.
2) Prior periods have been adjusted to conform to the current presentation.

CREDIT SUISSE FIRST BOSTON | SUPPLEMENTAL INFORMATION

Credit Suisse First Boston’s businesses are managed on a US dollar basis. A majority of the business unit’s revenues, expenses and assets are US dollar-based, as are its risk limits. Hence, a majority of its legal entities are required to designate US dollars as their functional currency. For these reasons, the results of Credit Suisse First Boston and its segments are provided in the following tables on a US dollar basis.

Credit Suisse First Boston
				Change	Change			Change
				in % from	in % from			in % from
						6 months

in USD m	2Q2004	1Q2004	2Q2003	1Q2004	2Q2003	2004	2003	2003

Net revenues	3,587	3,891	2,980	(8)	20	7,478	6,067	23

Total operating expenses	2,703	2,979	2,601	(9)	4	5,682	5,088	12

Net income	329	607	156	(46)	111	936	592	58

Institutional Securities income statement
				Change	Change			Change
				in % from	in % from			in % from
						6 months

in USD m	2Q2004	1Q2004	2Q2003	1Q2004	2Q2003	2004	2003	2003

Net interest income	825	834	703	(1)	17	1,659	1,308	27

Investment banking	700	672	656	4	7	1,372	1,249	10
Commissions and fees	476	610	469	(22)	1	1,086	916	19
Trading revenues including realized gains/(losses) from investment securities, net	141	999	577	(86)	(76)	1,140	1,541	(26)
Other revenues	275	83	87	231	216	358	72	397

Total noninterest revenues	1,592	2,364	1,789	(33)	(11)	3,956	3,778	5

Net revenues	2,417	3,198	2,492	(24)	(3)	5,615	5,086	10

Provision for credit losses	64	(17)	39	–	64	47	151	(69)

Compensation and benefits	1,480	1,801	1,476	(18)	0	3,281	2,818	16
Other expenses	731	678	678	8	8	1,409	1,381	2

Total operating expenses	2,211	2,479	2,154	(11)	3	4,690	4,199	12

Income from continuing operations before taxes, minority interests and cumulative effect of accounting changes	142	736	299	(81)	(53)	878	736	19

Income tax expense	7	206	169	(97)	(96)	213	233	(9)
Minority interests, net of tax	41	32	0	28	–	73	0	–

Income from continuing operations before cumulative effect of accounting changes	94	498	130	(81)	(28)	592	503	18

Cumulative effect of accounting changes, net of tax	0	0	(10)	–	–	0	(10)	–

Net income	94	498	120	(81)	(22)	592	493	20

Institutional Securities revenue disclosure
				Change	Change			Change
				in % from	in % from			in % from
						6 months

in USD m	2Q2004	1Q2004	2Q2003	1Q2004	2Q2003	2004	2003	2003

Debt underwriting	366	318	363	15	1	684	612	12
Equity underwriting	146	194	129	(25)	13	340	211	61

Underwriting	512	512	492	0	4	1,024	823	24

Advisory and other fees	188	160	164	18	15	348	426	(18)

Total investment banking	700	672	656	4	7	1,372	1,249	10

Fixed income	773	1,495	1,222	(48)	(37)	2,268	2,635	(14)
Equity	650	884	732	(26)	(11)	1,534	1,261	22

Total trading	1,423	2,379	1,954	(40)	(27)	3,802	3,896	(2)

Other (including loan portfolio)	294	147	(118)	100	–	441	(59)	–

Net revenues	2,417	3,198	2,492	(24)	(3)	5,615	5,086	10

Commissions, fees and other	530	601	454	(12)	17	1,131	878	29
Trading revenues (principal transactions)	246	986	840	(75)	(71)	1,232	1,794	(31)
Net interest income	647	792	660	(18)	(2)	1,439	1,224	18

Total trading	1,423	2,379	1,954	(40)	(27)	3,802	3,896	(2)

Wealth & Asset Management income statement
				Change	Change			Change
				in % from	in % from			in % from
						6 months

in USD m	2Q2004	1Q2004	2Q2003	1Q2004	2Q2003	2004	2003	2003

Net interest income	33	16	8	106	313	49	10	390

Asset management and administrative fees	490	507	428	(3)	14	997	838	19
Trading revenues including realized gains/(losses) from investment securities, net	41	35	54	17	(24)	76	92	(17)
Other revenues	606	135	(2)	349	–	741	41	–

Total noninterest revenues	1,137	677	480	68	137	1,814	971	87

Net revenues	1,170	693	488	69	140	1,863	981	90

Compensation and benefits	213	222	190	(4)	12	435	385	13
Other expenses	279	278	257	0	9	557	504	11
of which commission and distribution expenses	169	178	144	(5)	17	347	276	26

Total operating expenses	492	500	447	(2)	10	992	889	12

Income from continuing operations before taxes and minority interests	678	193	41	251	–	871	92	–

Income tax expense	79	30	5	163	–	109	8	–
Minority interests, net of tax	364	54	0	–	–	418	0	–

Income from continuing operations	235	109	36	116	–	344	84	310

Income/(loss) from discontinued operations, net of tax	0	0	0	–	–	0	15	–

Net income	235	109	36	116	–	344	99	247

Wealth & Asset Management revenue disclosure
				Change	Change			Change
				in % from	in % from			in % from
						6 months

in USD m	2Q2004	1Q2004	2Q2003	1Q2004	2Q2003	2004	2003	2003

Credit Suisse Asset Management	456	480	373	(5)	22	936	763	23
of which Alternative Capital	81	94	91	(14)	(11)	175	146	20
Private Client Services	53	58	52	(9)	2	111	102	9
Other	0	(1)	0	–	–	(1)	2	–

Total before investment related gains	509	537	425	(5)	20	1,046	867	21

Investment related gains 1)	298	101	63	195	373	399	114	250

Net revenues before minority interests	807	638	488	26	65	1,445	981	47

Minority interest revenues 2)	363	55	0	–	–	418	0	–

Net revenues	1,170	693	488	69	140	1,863	981	90

1) Includes realized and unrealized gains/losses from investments as well as net interest income, trading and other revenues associated with the Alternative Capital division and Other.
2) Reflects minority interest revenues relating to the FIN 46R consolidation.

Wealth & Asset Management key information
				6 months

in USD bn	2Q2004	1Q2004	2Q2003	2004	2003

Net new assets
Credit Suisse Asset Management 1)	1.0	0.2	(1.5)	1.2	(4.9)
of which Alternative Capital	0.2	0.6	(0.2)	0.8	(0.5)
Private Client Services	1.1	0.3	(1.3)	1.4	(0.5)

Total net new assets	2.1	0.5	(2.8)	2.6	(5.4)

				Change	Change
				in % from	in % from
in USD bn	30.06.04	31.03.04	31.12.03	31.03.04	31.12.03

Assets under management
Credit Suisse Asset Management 1)	335.6	338.1	334.0	(1)	0
of which Alternative Capital	30.8	26.6	25.1	16	23
Private Client Services	51.1	50.6	50.0	1	2

Total assets under management	386.7	388.7	384.0	(1)	1

of which advisory	131.4	128.6	128.3	2	2
of which discretionary	255.3	260.1	255.7	(2)	0

Active private equity investments	0.9	1.1	1.0	(18)	(10)

1) Credit Suisse Asset Management balances for Assets under management and Net new assets include assets managed on behalf of other entities within Credit Suisse Group. This differs from the presentation in the overview of Credit Suisse Group, where such assets are eliminated.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS | CREDIT SUISSE GROUP

Consolidated statements of income (unaudited)
				Change	Change			Change
				in % from	in % from			in % from
						6 months

in CHF m	2Q2004	1Q2004	2Q2003	1Q2004	2Q2003	2004	2003	2003

Interest and dividend income	7,896	7,742	7,504	2	5	15,638	14,031	11
Interest expense	(4,536)	(4,663)	(4,484)	(3)	1	(9,199)	(8,516)	8

Net interest income	3,360	3,079	3,020	9	11	6,439	5,515	17

Commissions and fees	3,418	3,563	3,171	(4)	8	6,981	6,192	13
Trading revenues	712	1,516	1,214	(53)	(41)	2,228	2,501	(11)
Realized gains/(losses) from investment securities, net	198	528	589	(63)	(66)	726	670	8
Insurance net premiums earned	4,708	7,417	4,618	(37)	2	12,125	12,076	0
Other revenues	1,114	460	(476)	142	–	1,574	(130)	–

Total noninterest revenues	10,150	13,484	9,116	(25)	11	23,634	21,309	11

Net revenues	13,510	16,563	12,136	(18)	11	30,073	26,824	12

Policyholder benefits, claims and dividends	4,623	7,594	4,645	(39)	0	12,217	12,012	2
Provision for credit losses	133	34	114	291	17	167	311	(46)

Total benefits, claims and credit losses	4,756	7,628	4,759	(38)	0	12,384	12,323	0

Insurance underwriting, acquisition and administration expenses	1,117	1,059	1,046	5	7	2,176	2,191	(1)
Banking compensation and benefits	3,087	3,428	3,092	(10)	0	6,515	6,034	8
Other expenses	1,996	1,823	1,901	9	5	3,819	3,825	0
Goodwill impairment	0	0	1,510	–	–	0	1,510	–
Restructuring charges	60	4	35	–	71	64	60	7

Total operating expenses	6,260	6,314	7,584	(1)	(17)	12,574	13,620	(8)

Income/(loss) from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes	2,494	2,621	(207)	(5)	–	5,115	881	481

Income tax expense/(benefit)	442	570	357	(22)	24	1,012	677	49
Dividends on preferred securities for consolidated entities	0	0	33	–	–	0	65	–
Minority interests, net of tax	548	119	8	361	–	667	7	–

Income/(loss) from continuing operations before extraordinary items and cumulative effect of accounting changes	1,504	1,932	(605)	(22)	–	3,436	132	–

Income/(loss) from discontinued operations, net of tax	(47)	(65)	60	(28)	–	(112)	127	–
Extraordinary items, net of tax	0	0	1	–	–	0	5	–
Cumulative effect of accounting changes, net of tax	0	(6)	(12)	–	–	(6)	(541)	(99)

Net income/(loss)	1,457	1,861	(556)	(22)	–	3,318	(277)	–

Basic earnings per share, in CHF
Income/(loss) from continuing operations before extraordinary items and cumulative effect of accounting changes	1.30	1.63	(0.52)	2.93	0.12
Income/(loss) from discontinued operations, net of tax	(0.04)	(0.06)	0.05	(0.10)	0.11
Extraordinary items, net of tax	0.00	0.00	0.00	0.00	0.00
Cumulative effect of accounting changes, net of tax	0.00	(0.01)	(0.01)	(0.01)	(0.47)

Net income/(loss) available for common shares	1.26	1.56	(0.48)	2.82	(0.24)

Diluted earnings per share, in CHF
Income/(loss) from continuing operations before extraordinary items and cumulative effect of accounting changes	1.22	1.53	(0.52)	2.76	0.12
Income/(loss) from discontinued operations, net of tax	(0.04)	(0.05)	0.05	(0.09)	0.11
Extraordinary items, net of tax	0.00	0.00	0.00	0.00	0.00
Cumulative effect of accounting changes, net of tax	0.00	0.00	(0.01)	0.00	(0.47)

Net income/(loss) available for common shares	1.18	1.48	(0.48)	2.67	(0.24)

The accompanying notes to the unaudited condensed consolidated financial statements are an integral part of these statements.

Consolidated balance sheets (unaudited)
				Change	Change
				in % from	in % from
in CHF m	30.06.04	31.03.04	31.12.03	31.03.04	31.12.03

Assets
Cash and due from banks	31,017	30,030	24,799	3	25
Interest-bearing deposits with banks	5,394	3,838	2,992	41	80
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	300,027	283,986	257,083	6	17
Securities received as collateral	21,887	27,511	15,151	(20)	44
Trading assets (of which CHF 103,062 m, CHF 130,879 m and CHF 103,286 m encumbered) 1)	342,881	365,420	297,778	(6)	15
Investment securities (of which CHF 863 m, CHF 891 m and CHF 857 m encumbered) 2)	102,404	105,497	105,807	(3)	(3)
Other investments	12,874	10,361	7,894	24	63
Real estate held for investment	9,005	9,292	9,148	(3)	(2)
Loans, net of allowance for loan losses of CHF 3,790 m, CHF 4,189 m and CHF 4,646 m	183,355	183,155	177,179	0	3
Premises and equipment	7,457	7,647	7,819	(2)	(5)
Goodwill	12,542	12,627	12,325	(1)	2
Intangible assets	4,077	4,067	4,056	0	1
Assets held for separate accounts 1)	4,052	4,081	3,991	(1)	2
Other assets (of which CHF 3,926 m, CHF 4,263 m and CHF 2,644 m encumbered)	94,608	90,595	78,286	4	21
Discontinued operations – assets	104	89	0	17	–

Total assets	1,131,684	1,138,196	1,004,308	(1)	13

Liabilities and shareholders' equity
Deposits	303,864	305,791	261,989	(1)	16
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	248,897	258,330	236,847	(4)	5
Obligation to return securities received as collateral	21,887	27,511	15,151	(20)	44
Trading liabilities	182,765	179,777	156,331	2	17
Short-term borrowings	13,806	22,323	11,497	(38)	20
Provisions from the insurance business 1)	136,694	138,713	130,537	(1)	5
Long-term debt	102,263	96,387	89,697	6	14
Liabilities held for separate accounts 1)	4,049	4,081	3,987	(1)	2
Other liabilities	76,030	67,534	61,300	13	24
Discontinued operations – liabilities	109	153	24	(29)	354

Preferred securities	0	0	2,214	–	–
Minority interests	6,036	2,258	743	167	–

Total liabilities	1,096,400	1,102,858	970,317	(1)	13

Common shares	1,197	1,196	1,195	0	0
Additional paid-in capital	22,954	22,871	23,586	0	(3)
Retained earnings	18,191	16,734	14,873	9	22
Treasury shares, at cost	(4,045)	(3,526)	(3,144)	15	29
Accumulated other comprehensive income/(loss)	(3,013)	(1,937)	(2,519)	56	20

Total shareholders' equity	35,284	35,338	33,991	0	4

Total liabilities and shareholders' equity	1,131,684	1,138,196	1,004,308	(1)	13

1) Certain reclassifications have been made to conform to the current presentation.
2) Encumbered investment securities adjusted.

The accompanying notes to the unaudited condensed consolidated financial statements are an integral part of these statements.

Consolidated changes in shareholders' equity (unaudited)
								Accumulated
						Common		other
				Additional		shares in		comprehen-
	Common shares		Common	paid in	Retained	treasury		sive income/
6 months, in CHF m, except common shares outstanding	outstanding	1)	shares	capital	earnings	at cost	2)	(loss)	Total

Balance December 31, 2002	1,116,058,305		1,190	24,417	14,214	(4,387)		(1,256)	34,178

Net income					(277)				(277)
Other comprehensive income/(loss), net of tax								500	500
Issuance of common shares	88,432			2					2
Issuance of treasury shares	81,389,940			25		3,022			3,047
Repurchase of treasury shares	(89,593,287)					(2,966)			(2,966)
Share-based compensation	14,915,049			(762)		1,043			281
Net premium/discount on treasury shares and own share derivative activitiy				27					27
Cash dividends paid					(111)				(111)

Balance June 30, 2003	1,122,858,439		1,190	23,709	13,826	(3,288)		(756)	34,681

Balance December 31, 2003	1,130,362,948		1,195	23,586	14,873	(3,144)		(2,519)	33,991

Net income					3,318				3,318
Other comprehensive income/(loss), net of tax								(494)	(494)
Issuance of common shares	1,899,701		2	22					24
Issuance of treasury shares	194,805,072			(32)		8,910			8,878
Repurchase of treasury shares	(238,351,475)					(10,933)			(10,933)
Share-based compensation	17,748,748			(652)		1,122			470
Other				30					30

Balance June 30, 2004	1,106,464,994		1,197	22,954	18,191	(4,045)		(3,013)	35,284

1) At par value CHF 1.00 each, fully paid, net of treasury shares.
2) Comprising 90,440,621, 64,642,966 and 67,121,713 treasury shares at June 30, 2004, December 31, 2003 and June 30, 2003, respectively. In addition to the treasury shares, a maximum of 270,773,682, 272,718,007 and 278,863,688 unissued shares (conditional and authorized capital) at June 30, 2004, December 31, 2003 and June 30, 2003, respectively, were available for issuance without further approval of the shareholders.

Comprehensive income (unaudited)
				6 months

in CHF m	2Q2004	1Q2004	2Q2003	2004	2003

Net income/(loss)	1,457	1,861	(556)	3,318	(277)
Other comprehensive income/(loss)	(1,076)	582	899	(494)	500

Comprehensive income	381	2,443	343	2,824	223

The accompanying notes to the unaudited condensed consolidated financial statements are an integral part of these statements.

Consolidated statement of cash flows (unaudited)
	6 months

in CHF m	2004	2003

Operating activities of continuing operations
Net income/(loss)	3,318	(277)
Income/(loss) from discontinued operations, net of tax	112	(127)

Income/(loss) from continuing operations	3,430	(404)

Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities of continuing operations
Impairment, depreciation and amortization	1,229	2,992
Provision for credit losses	167	311
Deferred tax provision	(18)	(460)
Restructuring charges	64	60
Change in technical provisions from the insurance business	6,609	6,251
(Gain)/loss from investment securities	(364)	(942)
Share of net income from equity method investments	(139)	4
Cumulative effect of accounting changes, net of tax	6	541
Receivables from the insurance business	(882)	193
Payables from the insurance business	(2,313)	(1,940)
Trading assets and liabilities	14,967	35,278
Deferred policy acquisition costs	(419)	(228)
(Increase)/decrease in accrued interest, fees receivable and other assets	(51,281)	(53,024)
Increase/(decrease) in accrued expenses and other liabilities	18,696	16,148
Other, net	924	3,950

Total adjustments	(12,754)	9,134

Net cash provided by/(used in) operating activities of continuing operations	(9,324)	8,730

Investing activities of continuing operations
(Increase)/decrease in interest-bearing deposits with banks	(1,946)	(3,887)
(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	(45,524)	4,941
Purchase of investment securities	(27,714)	(59,160)
Proceeds from sale of investment securities	18,308	36,891
Maturities of investment securities	10,950	10,193
Investments in subsidiaries and other investments	(3,165)	(3,290)
Proceeds from sale of other investments	2,112	1,607
(Increase)/decrease in loans	(9,781)	(952)
Proceeds from sales of loans	2,705	2,372
Capital expenditures for premises and equipment and intangible assets	(427)	(463)
Proceeds from sale of premises and equipment and intangible assets	41	74
Other, net	128	15

Net cash provided by/(used in) investing activities of continuing operations	(54,313)	(11,659)

Financing activities of continuing operations
Increase/(decrease) in deposits	42,619	34,530
Increase/(decrease) in short-term borrowings	2,126	(7,702)
Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	14,327	(25,798)
Issuances of long-term debt	23,386	9,561
Repayments of long-term debt	(8,634)	(12,557)
Issuances of common shares	24	2
Issuances of treasury shares	8,878	3,047
Repurchase of treasury shares	(10,933)	(2,966)
Dividends paid/capital repayments (including minority interest and trust preferred securities)	(16)	(218)
Other, net	(1,900)	393

Net cash provided by/(used in) financing activities of continuing operations	69,877	(1,708)

Effect of exchange rate changes on cash and due from banks	96	(184)

Discontinued operations
Net cash provided by discontinued operations	(125)	1,350
Proceeds from sale of stock by subsidiaries	7	2,509

Net increase/(decrease) in cash and due from banks	6,218	(962)

Cash and due from banks at beginning of period	24,799	28,461

Cash and due from banks at end of period	31,017	27,499

Supplemental disclosures of cash flow information (unaudited)
	6 months

in CHF m	2004	2003

Cash paid during the year for income taxes	856	446
Cash paid during the year for interest	8,862	8,574

Assets acquired and liabilities assumed in business acquisitions
Fair value of assets acquired	3	523
Fair value of liabilities assumed	0	(460)
Cash paid related to business acquisitions	3	63

Assets and liabilities sold in business divestitures
Fair value of assets sold	(711)	(17,707)
Fair value of liabilities sold	690	15,031
Cash received related to business divestitures	(21)	(2,676)

The accompanying notes to the unaudited condensed consolidated financial statements are an integral part of these statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS | UNAUDITED

Basis of presentation

The accompanying unaudited condensed consolidated financial statements of Credit Suisse Group (the Group) are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) and are stated in Swiss francs (CHF). For a description of the Group’s significant accounting policies, see Note 1 of the consolidated US GAAP financial statements for the year ended December 31, 2003, included in Credit Suisse Group’s Annual Report on Form 20-F as filed with the Securities and Exchange Commission on June 28, 2004.

Certain financial information that is normally included in annual financial statements prepared in accordance with US GAAP but not required for interim reporting purposes has been condensed or omitted. These condensed consolidated financial statements reflect, in the opinion of management, all adjustments that are necessary for a fair presentation of the condensed consolidated statements of financial condition and income for the interim periods presented.

The results of operations for interim periods are not necessarily indicative of results for the entire year. These condensed consolidated financial statements should be read in conjunction with the consolidated US GAAP financial statements and notes thereto for the year ended December 31, 2003.

In preparing these condensed consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated balance sheets and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Share-based compensation

Through December 31, 2002, the Group accounted for its employee share-based compensation program under the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25). Under APB 25, no compensation expense was generally recognized for share options, as they were granted at an exercise price equal to the market price of the Group’s shares on the grant date.

Effective January 1, 2003, the Group adopted, using the prospective method, the fair value recognition provisions of Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation (SFAS 123), as amended by SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure (SFAS 148). Under the prospective method, all new awards granted to employees on or after January 1, 2003, are accounted for at fair value. The fair value of share options is based on the Black-Scholes valuation model with compensation expense recognized in earnings over the required service period. Share options outstanding as of December 31, 2002, if not subsequently modified, continue to be accounted for under APB 25.

The table below presents net income and basic and diluted earnings per share as reported, and as if all outstanding awards were accounted for at fair value under SFAS 123.

The Group had certain obligations under share option plans outstanding, primarily related to the years 1999 and prior, which included either a cash settlement feature or that were linked to performance-based vesting requirements. For those plans, variable plan accounting will continue to be applied until settlement of the awards.

Share based compensation – pro forma information
				6 months

in CHF m, except the per share amounts	2Q2004	1Q2004	2Q2003	2004	2003

Net income/(loss) – as reported	1,457	1,861	(556)	3,318	(277)
Add: Share-based compensation expense included in reported net income, net of related tax effects	170	186	295	356	637
Deduct: Total share-based compensation expense determined under the fair value method for all awards vested during the year, net of related tax effects	(170)	(190)	(343)	(360)	(736)

Net income/(loss) – pro forma	1,457	1,857	(604)	3,314	(376)

Net income/(loss) available for common shares for basic EPS – pro forma 1)	1,426	1,794	(604)	3,220	(376)

Net income/(loss) available for common shares for diluted EPS – pro forma 2)	1,485	1,880	(604)	3,365	(376)

Basic earnings per share – as reported	1.26	1.56	(0.48)	2.82	(0.24)
Basic earnings per share – pro forma	1.26	1.55	(0.52)	2.82	(0.32)
Diluted earnings per share – as reported	1.18	1.48	(0.48)	2.67	(0.24)
Diluted earnings per share – pro forma	1.18	1.48	(0.52)	2.67	(0.32)

1) In accordance with EITF 03-6, the basic earnings per share calculation considers the effect of participating securities. Specifically, the allocation of undistributed income related to the mandatory convertible securities is a reduction to the net income available to common shareholders for the purposes of the calculation. The mandatory convertible securities holders are not contractually obligated to participate in the losses of Credit Suisse Group, thus the calculation is not affected in a loss period.
2) Under the if converted method for calculating diluted EPS, the interest on the mandatory convertible securities is included, when the effect is dilutive.

New accounting pronouncements

In March 2004, the Emerging Issues Task Force (EITF) released Issue No. 03-6, Participating Securities and the Two-Class Method under FASB Statement No. 128 (EITF 03-6). In EITF 03-6, the Financial Accounting Standards Board (FASB) staff clarified that securities which may participate in dividends and that are convertible into common stock should be included in the determination of earnings per share. The adoption of EITF 03-6 has required that our Mandatory Convertible Securities be considered in the calculation. As a result, basic earnings per share have been restated for all periods affected by the requirements of EITF 03-6.

Segment reporting

Net revenues
				6 months

in CHF m	2Q2004	1Q2004	2Q2003	2004	2003

Private Banking	1,869	1,940	1,478	3,809	2,965
Corporate & Retail Banking	950	787	789	1,737	1,563
Life & Pensions	3,225	6,028	3,342	9,253	9,381
Non-Life	2,995	3,125	2,761	6,120	5,433
Institutional Securities 1)	3,134	3,997	3,312	7,131	6,866
Wealth & Asset Management 2)	1,499	866	648	2,365	1,323
Corporate Center	(162)	(180)	(194)	(342)	(707)

Credit Suisse Group	13,510	16,563	12,136	30,073	26,824

1) Including CHF 53 million, CHF 40 million and CHF 93 million in 2Q2004, 1Q2004 and 6 months 2004, respectively, from minority interest revenues relating to the FIN 46R consolidation.
2) Including CHF 462 million, CHF 68 million and CHF 530 million in 2Q2004, 1Q2004 and 6 months 2004, respectively, from minority interest revenues relating to the FIN 46R consolidation.

Net income
				6 months

in CHF m	2Q2004	1Q2004	2Q2003	2004	2003

Private Banking	665	681	401	1,346	797
Corporate & Retail Banking	256	189	163	445	318
Life & Pensions	67	139	(1,301)	206	(1,818)
Non-Life	82	103	91	185	183
Institutional Securities	129	623	155	752	666
Wealth & Asset Management	301	136	47	437	134
Corporate Center	(43)	(10)	(112)	(53)	(557)

Credit Suisse Group	1,457	1,861	(556)	3,318	(277)

Total assets
in CHF m	30.06.04	31.12.03

Private Banking	194,150	174,934
Corporate & Retail Banking	101,850	98,468
Life & Pensions and Non-Life	164,413	163,028
Institutional Securities 1)	755,317	644,375
Wealth & Asset Management 2)	11,655	7,418
Corporate Center	(95,701)	(83,915)

Credit Suisse Group	1,131,684	1,004,308

1) Including CHF 735 million as of June 30, 2004, from minority interest assets relating to the FIN 46R consolidation.
2) Including CHF 4,816 million as of June 30, 2004, from minority interest assets relating to the FIN 46R consolidation.

Interest and dividend income and interest expense
				6 months

in CHF m	2Q2004	1Q2004	2Q2003	2004	2003

Interest income on loans	1,561	1,554	1,716	3,115	3,391
Interest income on investment securities	978	980	944	1,958	1,856
Dividend income from investment securities	65	43	119	108	159
Interest and dividend income on trading assets	3,412	3,435	2,967	6,847	4,997
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	1,458	1,418	1,427	2,876	2,760
Other	422	312	331	734	868

Total interest and dividend income	7,896	7,742	7,504	15,638	14,031

Deposits	(888)	(799)	(1,081)	(1,687)	(1,932)
Short-term borrowings	(36)	(91)	82	(127)	(9)
Interest expense on trading liabilities	(1,433)	(1,763)	(1,356)	(3,196)	(2,289)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(1,238)	(1,216)	(1,203)	(2,454)	(2,469)
Long-term debt	(795)	(655)	(664)	(1,450)	(1,417)
Other	(146)	(139)	(262)	(285)	(400)

Total interest expense	(4,536)	(4,663)	(4,484)	(9,199)	(8,516)

Net interest income	3,360	3,079	3,020	6,439	5,515

Trading activities

Trading-related revenues
				6 months

in CHF m	2Q2004	1Q2004	2Q2003	2004	2003

Interest rate products	24	606	(118)	630	802
Equity/index-related products	470	583	1,158	1,053	1,123
Foreign exchange products	277	381	281	658	561
Other	(59)	(54)	(107)	(113)	15

Trading revenues	712	1,516	1,214	2,228	2,501

Interest and dividend income on trading assets	3,412	3,435	2,967	6,847	4,997
Interest expense on trading liabilities	(1,433)	(1,763)	(1,356)	(3,196)	(2,289)

Trading interest income, net	1,979	1,672	1,611	3,651	2,708

Total trading-related revenues	2,691	3,188	2,825	5,879	5,209

Trading-related assets and liabilities
in CHF m	30.06.04	31.12.03

Trading assets
Debt securities	200,978	163,391	1)
Equity securities	77,098	67,004	1)
Positive replacement values of derivative trading positions	46,633	51,842
Other	18,172	15,541

Total trading assets	342,881	297,778	1)

Trading liabilities
Short positions	132,580	98,424
Negative replacement values of derivative trading positions	50,185	57,907

Total trading liabilities	182,765	156,331

1) Certain reclassifications have been made to conform to the current presentation.

Commissions and fees
				6 months

in CHF m	2Q2004	1Q2004	2Q2003	2004	2003

Commissions from lending business	300	210	240	510	441

Investment and portfolio management fees	1,178	1,141	939	2,319	1,915
Commissions for other securities business	43	40	46	83	96

Commissions and fees from fiduciary activities	1,221	1,181	985	2,402	2,011
Underwriting fees	624	767	652	1,391	1,185
Brokerage fees	743	972	791	1,715	1,539

Commissions, brokerage securities underwriting and other securities activities	1,367	1,739	1,443	3,106	2,724
Fees for other customer services	530	433	503	963	1,016

Commissions and fees	3,418	3,563	3,171	6,981	6,192

Loans
in CHF m	30.06.04	31.12.03

Banks	1,396	1,254
Commercial	44,303	42,811
Consumer	74,008	70,932
Public authorities	3,776	3,419
Lease financings	3,735	3,481

Switzerland	127,218	121,897

Banks	7,510	7,876
Commercial	31,004	31,264
Consumer	20,562	19,741
Public authorities	615	797
Lease financings	147	144

Foreign	59,838	59,822

Loans, gross	187,056	181,719

Deferred expenses, net	89	106
Allowance for loan losses	(3,790)	(4,646)

Total loans, net	183,355	177,179

Allowance for loan losses
				6 months

in CHF m	2Q2004	1Q2004	2Q2003	2004	2003

Balance beginning of period	4,189	4,646	6,875	4,646	7,427

New provisions	319	165	261	484	574
Releases of provisions	(181)	(131)	(147)	(312)	(263)

Net additions charged to income statement	138	34	114	172	311

Gross write-offs	(556)	(590)	(621)	(1,146)	(1,324)
Recoveries	20	11	12	31	19

Net write-offs	(536)	(579)	(609)	(1,115)	(1,305)

Allowances acquired	0	0	1	0	0
Provisions for interest	11	24	25	35	67
Foreign currency translation impact and other adjustments, net	(12)	64	25	52	(69)

Balance end of period	3,790	4,189	6,431	3,790	6,431

Provision for credit losses disclosed in the income statement also includes provisions for lending related exposure.

Impaired loans
in CHF m	30.06.04	31.12.03

With a specific allowance	4,905	6,459
Without a specific allowance	840	748

Total impaired loans, gross	5,745	7,207

Restructuring liabilities
	2004			2003

in CHF m	Personnel	Other	Total	Personnel	Other	Total

Balance January 1	65	27	92	75	51	126
Net additions charged to income statement	55	9	64	46	14	60
Write-offs/recoveries, net	(36)	(10)	(46)	(49)	(26)	(75)
Transfers, foreign exchange	(4)	(1)	(5)	(9)	(9)	(18)

Balance June 30	80	25	105	63	30	93

Earnings per share
					6 months

in CHF m	2Q2004	1Q2004	2Q2003		2004	2003

Income/(loss) from continuing operations before extraordinary items and cumulative effect of accounting changes	1,504	1,932	(605)		3,436	132
Income/(loss) from discontinued operations, net of tax	(47)	(65)	60		(112)	127
Extraordinary items, net of tax	0	0	1		0	5
Cumulative effect of accounting changes, net of tax	0	(6)	(12)		(6)	(541)

Net income/(loss) – as reported	1,457	1,861	(556)		3,318	(277)

Net income/(loss) available for common shares for basic EPS 1)	1,426	1,798	(556)		3,224	(277)

Net income/(loss) available for common shares for diluted EPS 2)	1,485	1,884	(556)		3,369	(277)

Weighted-average common shares outstanding for basic EPS	1,133,355,373	1,154,367,766	1,161,109,384		1,143,885,745	1,156,485,457
Potential dilutive common shares
Contingent issuable shares	72,061,770	65,403,497	–	3)	67,335,818	–	3)
Incremental shares from assumed conversions
Convertible securities	40,413,838	40,413,838	–	3)	40,413,838	–	3)
Share options	8,535,264	9,730,720	–	3)	9,172,564	–	3)

Adjusted weighted-average common shares for diluted EPS	1,254,366,245	1,269,915,821	1,161,109,384		1,260,807,965	1,156,485,457

Basic earnings per share
Income/(loss) from continuing operations before extraordinary items and cumulative effect of accounting changes	1.30	1.63	(0.52)		2.93	0.12
Income/(loss) from discontinued operations, net of tax	(0.04)	(0.06)	0.05		(0.10)	0.11
Extraordinary items, net of tax	0.00	0.00	0.00		0.00	0.00
Cumulative effect of accounting changes, net of tax	0.00	(0.01)	(0.01)		(0.01)	(0.47)

Net income/(loss) available for common shares	1.26	1.56	(0.48)		2.82	(0.24)

Diluted earnings per share
Income/(loss) from continuing operations before extraordinary items and cumulative effect of accounting changes	1.22	1.53	(0.52)		2.76	0.12
Income/(loss) from discontinued operations, net of tax	(0.04)	(0.05)	0.05		(0.09)	0.11
Extraordinary items, net of tax	0.00	0.00	0.00		0.00	0.00
Cumulative effect of accounting changes, net of tax	0.00	0.00	(0.01)		0.00	(0.47)

Net income/(loss) available for common shares	1.18	1.48	(0.48)		2.67	(0.24)

1) In accordance with EITF 03-6, the basic earnings per share calculation considers the effect of participating securities. Specifically, the allocation of undistributed income related to the mandatory convertible securities is a reduction to the net income available to common shareholders for the purposes of the calculation. The mandatory convertible securities holders are not contractually obligated to participate in the losses of Credit Suisse Group, thus the calculation is not affected in a loss period.
2) Under the if converted method for calculating diluted EPS, the interest on the mandatory convertible securities is included, when the effect is dilutive.
3) For 2Q2003 and 6 months 2003 the computation of the diluted earnings per share excludes the effect of the contingent issuable shares, the potential exchange of convertible securities and the potential exercise of share options, as the effect would be antidilutive.

Pension and post-retirement benefits 1)
				6 months

in CHF m	2Q2004	1Q2004	2Q2003	2004	2003

Service costs on benefit obligation	106	119	104	225	209
Interest costs on benefit obligation	180	181	168	361	337
Expected return on plan assets	(236)	(235)	(238)	(471)	(477)
Amortisation of
Unrecognized transition obligation/(asset)	(1)	(1)	17	(2)	34
Prior service cost	9	9	10	18	19
Unrecognized (gains)/losses	11	10	9	21	18

Net periodic pension costs	69	83	70	152	140

Settlement (gains)/losses	2	0	0	2	(1)
Curtailment (gains)/losses	1	5	0	6	0
Disposals	0	0	0	0	4
Termination losses	2	5	15	7	27

Total pension costs	74	93	85	167	170

1) Credit Suisse Group previously disclosed in its financial statements for the year ended December 31, 2003, that it expected to contribute CHF 807 million to the pension plans in 2004. As of June 30, 2004, CHF 603 million of contributions have been made. Credit Suisse Group presently anticipates contributing an additional CHF 197 million to fund its pension plan in 2004 for a total of CHF 800 million.

Derivative instruments
	Trading			Hedging

		Positive	Negative		Positive	Negative
	Notional	replacement	replacement	Notional	replacement	replacement
As of June 30, 2004, in CHF bn	amount	value	value	amount	value	value

Interest rate products	13,967.7	146.1	141.9	60.1	2.0	0.4
Foreign exchange products	1,816.8	32.1	31.6	23.6	1.8	0.1
Precious metals products	13.9	0.8	2.9	0.0	0.0	0.0
Equity/index-related products	530.6	16.9	21.1	0.0	0.0	0.0
Other products	395.6	5.4	7.4	0.2	0.0	0.0

Total derivative instruments	16,724.6	201.3	204.9	83.9	3.8	0.5

	30.06.04		31.12.03

	Positive	Negative	Positive	Negative
	replacement	replacement	replacement	replacement
in CHF bn	value	value	value	value

Replacement values (trading and hedging) before netting	205.1	205.4	226.7	229.2

Replacement values (trading and hedging) after netting	50.4	50.7	56.6	59.1

Currency translation rates
	Average rate year-to-date			Closing rate

in CHF	2Q2004	1Q2004	2Q2003	30.06.04	31.03.04	31.12.03

1 USD	1.27	1.25	1.35	1.2654	1.2745	1.2357
1 EUR	1.55	1.57	1.49	1.5290	1.5590	1.5590
1 GBP	2.31	2.31	2.18	2.2852	2.3360	2.2023
100 JPY	1.17	1.17	1.14	1.1653	1.2210	1.1556

Financial instruments with off-balance sheet risk

Guarantees

The following table sets forth details of contingent liabilities associated with guarantees:

	Total gross amount		Total net amount 1)

in CHF m	30.06.04	31.12.03	30.06.04	31.12.03

Credit guarantees and similar instruments	10,176	10,147	8,284	8,194
Performance guarantees and similar instruments	6,285	5,540	5,432	4,841
Securities lending indemnifications	22,696	21,888	22,696	21,888
Market value guarantees	313,492	216,738	313,492	216,738
Other guarantees 2)	4,322	2,701	4,322	2,701

Total guarantees	356,971	257,014	354,226	254,362

1) Total net amount relates to gross amount less any participations.
2) Contingent considerations in business combinations, loans sold with recourse, residual value guarantees and other indemnifications.

The following table sets forth details of collateral in respect of guarantees:

	Mortgage	Other	Without	Total
As of June 30, 2004, in CHF m	collateral	collateral	collateral	2004

Credit guarantees and similar instruments	188	2,789	5,307	8,284
Performance guarantees and similar instruments	770	2,580	2,082	5,432
Securities lending indemnifications	0	22,696	0	22,696
Market value guarantees	0	169	313,323	313,492
Other guarantees	96	2,851	1,375	4,322

Total guarantees	1,054	31,085	322,087	354,226

As of June 30, 2004, the Group’s carrying value of amounts recorded for off-balance sheet risks was CHF 6.4 billion (CHF 5.8 billion as of December 31, 2003), including replacement value of market value guarantees reported on-balance sheet of CHF 5.7 billion as of June 30, 2004 (CHF 5.7 billion as of December 31, 2003).

Credit guarantees and similar instruments are contracts that require the Group to make payments should a third party fail to do so under a specified existing credit obligation. For example, in connection with its corporate lending business and other corporate activities, the Group provides guarantees to counterparties in the form of standby letters of credit, which represent obligations to make payments to third parties if the counterparty fails to fulfill its obligation under a borrowing arrangement or other contractual obligation.

As part of the Group’s commercial mortgage activities in the US, the Group sells certain commercial mortgages that it has originated to Federal National Mortgage Association (FNMA) and agrees to bear a percentage of the losses should the borrowers fail to perform. The Group also issues guarantees that require it to reimburse FNMA for losses on certain whole loans underlying mortgage-backed securities issued by FNMA.

As part of the Group’s residential mortgage activities in the US, the Group sells certain residential mortgages that it has purchased to FNMA and agrees to bear a percentage of the losses should the borrowers fail to perform.

The Group also provides guarantees to variable interest entities and other counterparties under which it may be required to buy assets from such entities upon the occurrence of certain triggering events.

Performance guarantees and similar instruments are arrangements that require contingent payments to be made when certain performance-related targets or covenants are not met. Such covenants may include a customer’s obligation to deliver certain products and services or to perform under a construction contract. Performance-related guarantees are frequently executed as part of project finance transactions.

Under certain circumstances, the Group has provided investors in private equity funds sponsored by a Group entity guarantees of potential obligations of certain general partners to return amounts previously paid as carried interest to those general partners. To manage its exposure, the Group generally withholds a portion of carried interest distributions to cover any repayment obligations. In addition, pursuant to certain contractual arrangements, the Group is obligated to make cash payments to certain investors in certain private equity funds if specified performance thresholds are not met.

Further, as part of the Group’s residential mortgage securitization activities in the US, the Group at times guarantees the collection by the servicer and remittance to the securitization trust of prepayment penalties. In addition, in the US the Group at times guarantees any increases in servicing fees that would otherwise be borne by the securitization trust in connection with replacing the existing servicer.

Securities lending indemnifications are arrangements whereby the Group agrees to indemnify securities lending customers against losses incurred in the event that security borrowers do not return securities subject to the lending agreement and the collateral held is insufficient to cover the market value of the securities borrowed.

Market value guarantees are issued in the ordinary course of business in the form of derivative contracts such as written put options and credit default swaps. Included in this category are certain written over-the-counter (OTC) put option contracts, pursuant to which the counterparty can potentially force the Group to acquire the underlying financial instrument or require the Group to make a cash payment in an amount equal to the decline in value of the financial instrument underlying the OTC put option. Also included in this category are credit derivatives that may subject the Group to credit spread or issuer default risk because the change in credit spreads or the credit quality of the underlying financial instrument may obligate the Group to make a payment. The Group seeks to manage these OTC derivatives exposures by engaging in various hedging strategies to reduce its exposure. For some contracts, such as written interest rate caps or foreign exchange options the maximum payout is not determinable, as interest rates or exchange rates could theoretically rise without limit. The Group discloses the notional amounts in order to provide an indication of the underlying exposure. In addition, the Group carries all derivatives at fair value in the balance sheet.

Other guarantees include acceptances and transactions with recourse and all other guarantees that are not allocated to one of the captions above.

The Group has certain guarantees for which its maximum contingent liability cannot be quantified. These guarantees are not reflected in the table on page 43 and are discussed below.

In connection with the sale of assets or businesses, the Group sometimes provides the acquirer with certain indemnification provisions. These indemnification provisions vary by counterparty in scope and duration and depend upon the type of assets or businesses sold. These indemnification provisions generally shift the potential risk of certain unquantifiable and unknowable loss contingencies (e.g. relating to litigation, tax and intellectual property matters and adequacy of claims reserves) from the acquirer to the seller. The Group closely monitors all such contractual agreements to ensure that indemnification provisions are adequately provided for in the Group’s financial statements.

In accordance with the terms of the Sale and Purchase Agreement (SPA) for Winterthur International, the Group is required to participate with the purchaser in a review for any adverse development of loss and unearned premium reserves during a three year post-completion seasoning period, which expired on June 30, 2004. This seasoning process may result in a balancing payment being due to the purchaser. The provision recorded at June 30, 2004, for this sale related contingency is based on an estimate prepared by an external independent actuary, which was performed based upon data provided by the purchaser as of December 31, 2002. The Group has not received sufficient additional data related to developments subsequent to December 31, 2002 to update its current estimate of the sale related contingency. The Group expects to receive updated data from the purchaser in the third quarter of 2004, in connection with the settlement of the reserve seasoning; the evaluation of such data could result in an increase in the reserves for the Winterthur International sales related contingencies, and the amount of such a change could be significant. The eventual settlement of the reserve seasoning will be determined with the assistance of an independent actuary should the Group and the purchaser disagree on the final amount due under the SPA.

The Group provides indemnifications to certain counterparties in connection with its normal operating activities. The Group has determined that it is not possible to estimate the maximum amount it could be obligated to pay. As a normal part of issuing its own securities, the Group typically agrees to reimburse holders for additional tax withholding charges or assessments resulting from changes in applicable tax laws or the interpretation of those laws. Securities that include these agreements to pay additional amounts generally also include a related redemption or call provision if the obligation to pay the additional amounts results from a change in law or its interpretation and the obligation cannot be avoided by the issuer taking reasonable steps to avoid the payment of additional amounts. Since such potential obligations are dependent on future changes in tax laws, the related liabilities the Group may incur as a result of such changes cannot be reasonably estimated. In light of the related call provisions typically included, the Group does not expect any potential liabilities in respect of tax gross-ups to be material.

The Group is a member of numerous securities exchanges and clearing houses, and may, as a result of its membership arrangements, be required to perform if another member defaults. The Group has determined that it is not possible to estimate the maximum amount of these obligations and believes that any potential requirement to make payments under these arrangements is remote.

Other off-balance sheet commitments

The following table sets forth details of contingent liabilities associated with other off-balance sheet commitments:

	Total gross amount		Total net amount 1)

in CHF m	30.06.04	31.12.03	30.06.04	31.12.03

Irrevocable commitments under documentary credits	3,931	3,481	3,567	3,212
Undrawn irrevocable credit facilities	75,529	70,541	75,529	70,541
Forward reverse repurchase agreements	8,939	12,537	8,939	12,537
Other commitments	2,501	2,284	2,501	2,283

Total other off-balance sheet commitments	90,900	88,843	90,536	88,573

1) Total net amount relates to gross amount less any participations.

The following table sets forth details of collateral in respect of other off-balance sheet commitments:

	Mortgage	Other	Without	Total
As of June 30, 2004, in CHF m	collateral	collateral	collateral	2004

Irrevocable commitments under documentary credits	5	1,292	2,270	3,567
Undrawn irrevocable credit facilities	377	40,587	34,565	75,529
Forward reverse repurchase agreements	0	8,939	0	8,939
Other commitments	0	427	2,074	2,501

Total other off-balance sheet commitments	382	51,245	38,909	90,536

As of June 30, 2004, the Group’s carrying value of amounts recorded for off-balance sheet risks was CHF 0 million (CHF 44 million as of December 31, 2003).

Irrevocable commitments under documentary credits include exposures from trade finance related to commercial letters of credit under which the Group guarantees payment to an exporter against presentation of shipping and other documents.

Undrawn irrevocable credit facilities represent unused irrevocable credit facilities with a notice period of six weeks or more.

Forward reverse repurchase agreements represent transactions where the initial cash exchange of the reverse repurchase transaction is in the future.

Other commitments include private equity commitments, firm commitments in underwriting securities, commitments arising from deferred payment letters of credit and from acceptances in circulation and liabilities for calls on shares and other equity instruments.

Variable interest entities

FIN 46R requires the Group to consolidate all variable interest entities (VIEs) for which it is the primary beneficiary, defined as the entity that will absorb a majority of expected losses, receive a majority of the expected residual returns, or both. As of March 31, 2004, in accordance with the provisions of FIN 46R, the Group consolidated all VIEs for which it is the primary beneficiary.

As a normal part of its business, the Group engages in transactions with entities that are considered VIEs. These transactions include selling or purchasing assets, acting as a counterparty in derivatives transactions and providing liquidity, credit or other support. Transactions with VIEs are generally executed to facilitate securitization activities or to meet specific client needs, such as providing liquidity or investment opportunities. As a part of these activities, the Group may retain interests in VIEs.

In the second quarter of 2004, the Group recorded additional revenue of CHF 515 million as a result of the consolidation of certain private equity and other funds under FIN 46R within Credit Suisse First Boston. Net income was unaffected as offsetting minority interests were recorded in the condensed consolidated statements of income.

As of March 31, 2004 the Group deconsolidated certain entities that issue redeemable preferred securities. As a result, the debt issued by the Group to these entities, totaling approximately CHF 2.2 billion, is reflected in the Group’s consolidated balance sheets in the liabilities section at June 30, 2004, under the caption “Long-term debt”.

The Group’s involvement with VIEs may be broadly grouped into three primary categories: collateralized debt obligations (CDOs), commercial paper conduits and financial intermediation.

The following table summarizes the estimated total assets by category related to non-consolidated VIEs:

in CHF m	30.06.04

Collateralized debt obligations	53,052
Commercial paper conduits	6,390
Financial intermediation	97,359

Total	156,801

The following table summarizes the total assets, by category, related to VIEs consolidated as a result of the Group being the primary beneficiary:

in CHF m	30.06.04

Collateralized debt obligations	1,935
Commercial paper conduits	157
Financial intermediation	6,646

Total assets consolidated pursuant to FIN 46R	8,738

Excludes assets and liabilities within VIEs that are wholly-owned within the Group and for which no external interests exist.

Collateralized debt obligations

As part of its structured finance business, the Group purchases loans and other debt obligations from and on behalf of clients for the purpose of securitization. The loans and other debt obligations are sold to qualifying special purpose entities (QSPEs) or VIEs that issue CDOs. VIEs issue CDOs to fund the purchase of assets such as investment-grade and high-yield corporate debt instruments. The Group engages in CDO transactions to meet client and investor needs, earn fees and sell financial assets. CDOs are securities that are backed by the assets transferred to the CDO issuing entities and pay a return based on the returns on those assets.

In connection with its CDO activities, the Group may act as underwriter, placement agent or asset manager and may warehouse assets prior to the closing of a transaction. The Group may also act as a derivatives counterparty to the VIEs and may invest in portions of the notes or equity issued by the VIEs. The Group also participates in synthetic CDO transactions, which use credit default swaps to exchange the underlying credit risk instead of using cash assets in a separate legal entity. The CDO entities may have actively managed (open) portfolios or static or unmanaged (closed) portfolios.

The Group has consolidated all CDO VIEs for which it is the primary beneficiary, as of June 30, 2004, resulting in the inclusion by the Group of approximately CHF 1.9 billion of assets and liabilities of these VIEs. The beneficial interests issued by these VIEs are payable solely from the cash flows of the related collateral, and the creditors of these VIEs do not have recourse to the Group in the event of default.

The Group also retains certain debt and equity interests in open CDO VIEs that are not consolidated because the Group is not the primary beneficiary. The Group’s exposure in these CDO transactions typically consists of the interests retained in connection with its underwriting or market-making activities. The Group’s maximum loss exposure is equal to the carrying value of these retained interests, which are reported as trading assets and carried at fair value and totaled CHF 1.1 billion as of June 30, 2004.

Commercial paper conduits

During 2004, the Group acted as the administrator and provider of liquidity and credit enhancement facilities for several commercial paper conduit vehicles (CP conduits). These CP conduits purchase assets, primarily receivables, from clients and provide liquidity through the issuance of commercial paper backed by these assets. The clients provide credit support to investors of the CP conduits in the form of over-collateralization and other asset-specific enhancements as described below. The Group does not sell assets to the CP conduits and does not have any ownership interest in the CP conduits. Several CP conduits were restructured and combined in 2003 and the combined CP conduit transferred the risk relating to a majority of its expected losses to a third party. This vehicle with commercial paper issued in the amount of CHF 7.7 billion as of December 31, 2003, was not consolidated by the Group.

The Group’s commitments to CP conduits consist of obligations under liquidity agreements and credit enhancement. The liquidity agreements are asset-specific arrangements, which require the Group to purchase assets from the CP conduits in certain circumstances, such as if the CP conduits are unable to access the commercial paper markets. Credit enhancement agreements, which may be asset-specific or program-wide, require the Group to purchase certain assets under any condition, including default. In entering into such agreements, the Group reviews the credit risk associated with these transactions on the same basis that would apply to other extensions of credit.

As of June 30, 2004, the Group’s maximum loss exposure to non-consolidated CP conduits was CHF 10.9 billion, with respect to CHF 6.4 billion of funded assets and the CP conduits’ commitments to purchase CHF 4.5 billion of additional assets.

The Group believes that the likelihood of incurring a loss equal to this maximum exposure is remote because the assets held by the CP conduits, after giving effect to related asset-specific credit enhancement primarily provided by the clients, must be classified as investment grade when acquired by the CP conduits.

Financial intermediation

The Group has significant involvement with VIEs in its role as a financial intermediary on behalf of clients. These activities include the use of VIEs to structure various fund-linked products to provide clients with investment opportunities in alternative investments. In addition, the Group provides financing to client sponsored VIEs, established to purchase or lease certain types of assets. For certain products structured to provide clients with investment opportunities, a VIE holds underlying investments and issues securities that provide investors with a return based on the performance of those investments. The investors typically retain the risk of loss on such transactions but the Group may provide principal protection on the securities to limit the investors’ exposure to downside risk.

As a financial intermediary, the Group may administer or sponsor the VIE, transfer assets to the VIE, provide collateralized financing, act as a derivatives counterparty, advise on the transaction, act as investment advisor or investment manager, act as underwriter or placement agent or provide credit enhancement, liquidity or other support to the VIE. The Group also owns securities issued by the VIEs structured to provide clients with investment opportunities, for market-making purposes and as investments. The Group’s maximum loss exposure to VIEs related to financial intermediation activities is estimated to be CHF 67.5 billion, as of June 30, 2004, which represents the total assets of the VIEs for which Credit Suisse First Boston is involved (CHF 63.3 billion) and the fair value of all contracts held by Credit Suisse Financial Services (CHF 4.2 billion). However, in many cases Credit Suisse First Boston’s actual maximum risk of loss is limited to the contractual or fair value of the contracts with the VIEs. Further, the Group considers the likelihood of incurring a loss equal to the maximum exposure to be remote because of the Group’s risk mitigation efforts, including hedging strategies, and the risk of loss, which is retained by investors.

INFORMATION FOR INVESTORS

Information for investors

Ticker Symbols / Stock exchange listings
	Bloomberg	Reuters	Telekurs

SWX Swiss Exchange/virt-x	CSGN VX	CSGN.VX	CSGN,380
New York Stock Exchange (ADS) 1)	CSR US	CSR.N	CSR,065

	CSG share	ADS

Swiss security number	1213853	570660
ISIN number	CH0012138530	US2254011081
CUSIP number		225 401 108

1) 1 ADS represents 1 registered share.

Share data
	30.06.04	31.03.04	31.12.03

Shares issued	1,196,905,615	1,196,116,998	1,195,005,914
Treasury shares	(90,440,621)	(77,118,317)	(64,642,966)

Shares outstanding	1,106,464,994	1,118,998,681	1,130,362,948

Share price
				6 months

in CHF	2Q2004	1Q2004	2Q2003	2004	2003

High (closing price)	46.40	49.50	39.30	49.50	39.30
Low (closing price)	42.55	42.95	23.25	42.55	20.70

Ratings
Standard
	Moody's	& Poor's	Fitch Ratings

Credit Suisse Group
Short term	–	A-1	F1+
Long term	Aa3	A	AA-
Outlook	Stable	Stable	Negative

Credit Suisse
Short term	P-1	A-1	F1+
Long term	Aa3	A+	AA-
Outlook	Stable	Stable	Negative

Credit Suisse First Boston
Short term	P-1	A-1	F1+
Long term	Aa3	A+	AA-
Outlook	Stable	Stable	Negative

Winterthur
Insurer financial strength	A1	A	A+
Outlook	Stable	Negative	Stable

Financial calendar
Third quarter results 2004	Thursday, November 4, 2004

Fourth quarter/full-year results 2004	Thursday, February 17, 2005

Annual General Meeting	Friday, April 29, 2005

Enquiries
Credit Suisse Group
Investor Relations
Marc Buchheister
Tel. +41 1 333 3169
Fax +41 1 333 2587
Credit Suisse Group
Media Relations
Karin Rhomberg Hug, Claudia Kraaz
Tel. +41 1 333 8844
Fax +41 1 333 8877

In this year’s corporate reports we have chosen to feature a number of individuals whose achievements reflect particular values of the Credit Suisse Group. This report features Neil Washington – CEO of a blue-chip insurance company located in Boston, USA – whose focus and determination have brought outstanding results.

Credit Suisse Group
Paradeplatz 8
P.O. Box 1
8070 Zurich
Switzerland
Tel. + 4 1 1 212 1616
Fax + 4 1 1 333 2587
www.credit-suisse.com

5520134

English

QUARTERLY RESULTS 2004 Q2

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DISCLAIMER

Cautionary Statement regarding forward-looking information

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

Forward-looking statements involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements.

A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk Factors" in our Annual Report on Form 20-F for the fiscal year ended December 31, 2003 filed with the US Securities and Exchange Commission, and in other public filings and press releases.

We do not intend to update these forward-looking statements except as may be required by applicable laws.

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RESULTS OVERVIEW	(1/3)

		vs		vs
in CHF m	6M04	6M03	2Q04	2Q03

Net income

Credit Suisse Financial Services	2,182	–	1,070	–

Credit Suisse First Boston	1,189	49%	430	113%

Corporate Center	(53)	(90%)	(43)	(62%)

Credit Suisse Group	3,318	–	1,457	–

Basic earnings per share (in CHF)	2.82		1.26

Return on equity	19.0%		16.6%

The best half-year result since 2000

Good revenue generation across most businesses

Improvement in economic conditions versus prior year

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RESULTS OVERVIEW	(2/3)

		vs		vs
Net income in CHF m	6M04	6M03	2Q04	2Q03

Private Banking	1,346	69%	665	66%

Corporate & Retail Banking	445	40%	256	57%
Life & Pensions	206	–	67	–
Non-Life	185	1%	82	(10%	)

Credit Suisse Financial Services	2,182	–	1,070	–

Continued solid revenue generation and good growth in net new assets at Private Banking

Strong quarterly result from Corporate & Retail Banking, based on good operational performance and benefiting from gains on interest rate derivatives

Life & Pensions achieved a high level of investment income and lower administration expenses

Non-Life reported improved underwriting result and solid investment income

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RESULTS OVERVIEW	(3/3)

		vs		vs
Net income in CHF m	6M04	6M03	2Q04	2Q03

Institutional Securities	752	13%	129	(17%	)

Wealth & Asset Management	437	226%	301	540%

Credit Suisse First Boston	1,189	49%	430	113%

Weaker results in Institutional Securities with lower revenues in a challenging trading environment

Strong results in Wealth & Asset Management on private equity gains and steady asset management fees

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CREDIT SUISSE GROUP
OVERALL STRATEGIC OBJECTIVES

“One Group”

Clear management structure

Strengthen Corporate Center

Increase cooperation between banking units

Explore options for Winterthur

Further increase client focus and accountability

Capitalize on the Group’s great franchises

Focus on organic growth – selected acquisitions possible

Build on turnaround at CSFB

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CREDIT SUISSE FIRST BOSTON
STATUS QUO AND STRATEGIC FOCUS

Brady Dougan appointed CEO

Senior management team in place

Very strong core franchise

Leading businesses include leveraged finance, mortgages / asset-backed products, private equity, mid-cap M&A

Strong teams in energy and technology banking, equity derivatives

Creation of Alternative Capital Division

Committed management team to address performance gaps versus our peers

Strategic focus on generating revenue growth that outpaces market growth

Leverage existing franchises

Close gaps in core business areas

Enter new areas

Evaluate businesses and costs for ways to improve profitability

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CREDIT SUISSE GROUP
OUTLOOK

Group is confident that it can achieve further improvements in its results

Progress in a number of its core businesses

Solid pipeline of mandates and products

However, the Group’s results are dependent on economic and market conditions and their impact on client activity and transaction volumes

Additionally, the Group is subject to continued cost pressure, particularly in its investment banking business

Going forward, Credit Suisse Group is committed to achieving continued progress in its performance relative to peers

Investor Day to be scheduled for December 2004

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FINANCIAL REVIEW 2004 Q2

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REVENUES

Private Banking and	Credit Suisse	Life & Pensions and
Corporate & Retail Banking	First Boston	Non-Life

*	Excluding minority interest revenues relating to the FIN 46R consolidation amounting to CHF 515 m and CHF 108 m in 2Q04 and 1Q04, respectively

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OPERATING EXPENSES

in CHF bn	Consolidated total operating expenses

81%	75%	79%	70%	74%	Cost/income ratio 1)

Other expenses 2) Insurance underwriting, acquisition and administration expenses Banking compensation and benefits

1)	Excluding results from Life & Pensions and Non-Life and excluding minority interest revenues relating to the FIN 46R consolidation amounting to CHF 515 m and CHF 108 m in 2Q04 and 1Q04, respectively
2)	Including restructuring charges

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CONTINUED FAVORABLE CREDIT TRENDS

in CHF m	Provision for credit losses

Credit Suisse Financial Services

Credit Suisse First Boston

Corporate Center

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IMPROVING LOAN BOOK

in CHF bn	Impaired loans	in %	Coverage ratio

Credit Suisse First Boston	Credit Suisse Financial Services

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CAPITAL RATIOS

in CHF bn	Risk-weighted assets 1)	in %	BIS tier 1 ratio 1)

Credit Suisse First Boston	Credit Suisse
1) Information prior to 2004 prepared on the basis of Swiss GAAP

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PRIVATE BANKING
MAINTAINED NET REVENUES ON A HIGH LEVEL

in CHF m	Revenues & expenses	in %	Cost/income ratio

All other revenues	Operating expenses

Commissions and fees

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PRIVATE BANKING
HIGH GROSS MARGIN, LOWER BROKERAGE ACTIVITY

in bp	Gross margin 1)	Key driver

Higher gains from interest rate derivatives

High volume of issued products

Lower level of brokerage activity

Continued favorable product mix

Asset-driven	Transaction-driven	Other
1) Prior periods adjusted to conform with current presentation

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PRIVATE BANKING
GOOD GROWTH IN NET NEW ASSETS

in CHF bn	Net new assets	in CHF bn	Assets under management

Annua-
lized	3.2	6.8	3.4	8.4	5.8
in %

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CORPORATE & RETAIL BANKING
HIGH REVENUES

in CHF m	Revenues & expenses	in %	Cost/income ratio

Market gains/(losses) from interest rate derivatives:

3	(31)	136

Revenues	Operating expenses

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LIFE & PENSIONS
GOOD OPERATING PERFORMANCE

in CHF m	Total business volume	in CHF m	Underwriting, acquisition and administration expenses

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LIFE & PENSIONS
HIGHER INVESTMENT INCOME

Net investment income		Dividends to
traditional life policies	Net investment return	policyholders incurred

Net current income	Realized gains/(losses)

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NON-LIFE
TARIFF-DRIVEN GROWTH AND
LOWER COMBINED RATIO

Underwriting, acquisition and
Net premiums earned	Combined ratio	administration expenses

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NON-LIFE
HIGHER INVESTMENT INCOME

in CHF m	Net investment income	in %	Net investment return

Net current investment income	Realized gains/(losses)

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CREDIT SUISSE FIRST BOSTON
STRONG ASSET MANAGEMENT RESULTS

		vs	vs
in CHF m	2Q04	1Q04	2Q03

Net revenues 1)	4,118	(13)%	4%

Total operating expenses	3,494	(6)%	1%

Net income	430	(43)%	113%

of which Institutional Securities	129	(79)%	(17)%

of which Wealth & Asset Management	301	121%	540%

Strong private equity investment gains and steady asset management fees in Wealth & Asset Management

Weaker results in Institutional Securities with lower revenues in more challenging trading environment

Expenses below 1Q04 with lower compensation costs in line with underlying revenues offset by higher commission and activity-related costs

1)	Excluding minority interest revenues relating to the FIN 46R consolidation amounting to CHF 515 m and CHF 108 m in 2Q04 and 1Q04, respectively

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CREDIT SUISSE FIRST BOSTON
WEAKER REVENUES AFFECT PROFITABILITY

in %	Pre-tax margin 1)	in %	Return on average allocated capital

1)	Excluding minority interest revenues relating to the FIN 46R consolidation amounting to CHF 515 m and CHF 108 m in 2Q04 and 1Q04, respectively

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CONSOLIDATION OF CERTAIN PRIVATE EQUITY
AND OTHER FUNDS UNDER FIN 46R1)

Under FIN 46R1), CSFB is required to consolidate certain private equity and other funds as of January 1, 2004

Consolidation does not impact net income as the increase in revenues is offset by an equivalent amount in minority interests
CHF 515 m and CHF 108 m of revenues and minority interests reported in 2Q04 and 1Q04, respectively

Effect is unique to CSFB
Needs to be excluded when calculating key operating ratios

Private equity is core to CSFB
Leading position
Over the investment cycle, provides significant revenues in the form of investment related gains

1)	Financial Accounting Standard Board Interpretation No. 46 Revised

Slide 24

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INSTITUTIONAL SECURITIES
MORE CHALLENGING TRADING ENVIRONMENT

in CHF m	Fixed Income trading revenues	in CHF m	Equity trading revenues

Slide 25

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INSTITUTIONAL SECURITIES
CLIENT ACTIVITY DRIVING INVESTMENT BANKING RESULTS

in CHF m	Investment Banking revenues

Equity underwriting Debt underwriting Advisory

Slide 26

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WEALTH & ASSET MANAGEMENT
STRONG GAINS ON PRIVATE EQUITY INVESTMENTS

in CHF m	Revenues by division 1)

Investment related gains & Other Private Client Services Credit Suisse Asset Management

1)	Excluding minority interest revenues relating to the FIN 46R consolidation amounting to CHF 462 m and CHF 68 m in 2Q04 and 1Q04, respectively
2)	Excludes CHF 134 m related to gain on sale of CSFBdirect Japan joint venture reported in Other

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WEALTH & ASSET MANAGEMENT
IMPROVED NET NEW ASSETS

in CHF bn	Net new assets	in CHF bn	Assets under management

Credit Suisse Asset Management Traditional	Alternative Capital Division	Private Client Services

Slide 28

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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP (Registrant)

Date August 4, 2004	By:	/s/ David Frick
(Signature)*
*Print the name and title of the signing officer under his signature		Head of Group Legal & Compliance
/s/ Karin Rhomberg Hug
Head of Group Communications